PE 12/19/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

DIVISION OF
CORPORATION FINANCE



15005303

January 28, 2015

Act: 1934
Section: 14a-8 (i)(5)
Rule:
Public Availability: 1-28-15

Thomas J. Kim
Sidley Austin LLP
thomas.kim@sidley.com

Re: Kraft Foods Group, Inc.
Incoming letter dated December 19, 2014

Dear Mr. Kim:

This is in response to your letters dated December 19, 2014 and January 26, 2015 concerning the shareholder proposal submitted to Kraft by Craig Ayers and the Granary Foundation, and the shareholder proposal submitted by the Missionary Oblates of Mary Immaculate, the Province of St. Joseph of the Capuchin Order, the Sisters of St. Dominic of Caldwell, NJ, Mercy Investment Services, Inc. and Christian Brothers Investment Services. We also have received letters on the proponents' behalf dated January 13, 2015 and January 20, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

Paul M. Neuhauser
pmneuhauser@aol.com

January 28, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kraft Foods Group, Inc.
Incoming letter dated December 19, 2014

The first proposal requests a report assessing the environmental impacts of Kraft's continued use of non-recyclable brand packaging. The second proposal requests a comprehensive sustainability report describing Kraft's environmental, social and governance performance and goals, including greenhouse gas reduction goals.

We are unable to concur in your view that Kraft may exclude the proposals under rule 14a-8(i)(11). In our view, the proposals do not substantially duplicate the proposal submitted to Kraft by the Domini Social Equity Fund, the Calvert Social Index Fund, the Calvert VP S&P 500 Index Portfolio, the Calvert VP Nasdaq 100 Index Portfolio and the Green Century Equity Fund. Accordingly, we do not believe that Kraft may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

thomas.kim@sidley.com
(202) 736 8615

January 26, 2015

By email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: Kraft Foods Group, Inc. – Supplemental Request to Exclude Sustainability Shareholder Proposals

Ladies and Gentlemen:

Three shareholder proposals on sustainability were submitted to Kraft Foods Group, Inc., a Virginia corporation ("Kraft" or the "Company"), for inclusion in its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (such materials, collectively, the "2015 Proxy Materials"). In the order received:

- On November 12, 2014, at 9:14 a.m.: Calvert Social Index Fund, Calvert VP S&P 500 Index Portfolio and Calvert VP Nasdaq 100 Index Portfolio submitted a shareholder proposal requesting that the Company prepare a public report "assessing the company's supply chain impact on deforestation and associated human rights issues, and its plans to mitigate these risks" (the "Sustainable Forestry Report Proposal");

- On November 12, 2014, at 5:44 p.m.: Craig Ayers and the Granary Foundation (collectively, the "Sustainability Packaging Report Proponents") submitted a shareholder proposal requesting that the Company "issue a report at reasonable cost, omitting confidential information, by October 1, 2015 assessing the environmental impacts of continuing to use non-recyclable brand packaging" (the "Sustainability Packaging Report Proposal"); and

- On November 13 and 14, 2014: The Missionary Oblates of Mary Immaculate, Province of St. Joseph of the Capuchin Order, Sisters of St. Dominic of Caldwell, NJ,

> Mercy Investment Services, Inc. and Christian Brothers Investment Services (collectively, the "Sustainability Report Proponents") submitted a shareholder proposal requesting that the Company "issue a comprehensive sustainability report describing its environmental, social and governance (ESG) performance and goals, including greenhouse gas (GHG) reduction goals... [to be made] available on the company website by October, 2015, prepared at reasonable cost, omitting proprietary information" (the "Sustainability Report Proposal").

Kraft intends to include the Sustainable Forestry Report Proposal in its 2015 Proxy Materials as it was the first of the three sustainability proposals received.

On December 19, 2014, on behalf of Kraft, we submitted a letter to the Staff stating the Company's intent to exclude both the Sustainability Report Proposal and the Sustainability Packaging Report Proposal from its 2015 Proxy Materials on the basis that they each substantially duplicate the Sustainable Forestry Report Proposal. To be clear: although we combined our arguments with respect to both of these proposals into one letter for the sake of efficiency, we are seeking no-action relief on each proposal independently.

This supplemental letter is submitted in response to a letter dated January 13, 2015 from Paul M. Neuhauser (the "January 13 Response") on behalf of the Sustainability Report Proponents and relating to the Sustainability Report Proposal. Sanford J. Lewis has submitted a letter dated January 20, 2015 on behalf of the Sustainability Packing Report Proponents and relating to the Sustainability Packaging Report Proposal. Our December 19 letter speaks for itself with respect to our arguments to exclude the Sustainability Packaging Report Proposal.

We respectfully reiterate our request that the Staff concur that it will take no action if the Company excludes the Sustainability Report Proposal from its 2015 Proxy Materials pursuant to Exchange Act Rule 14a-8(i)(11).

ARGUMENT

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Proposals need not be identical to warrant exclusion under Rule 14a-8(i)(11). Instead, in determining whether two or more proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust" or "principal focus" may be substantially duplicative, even if the proposals differ as to terms and scope and even if the proposals request different actions. See, e.g., *Chevron Corp.* (avail. Feb. 21, 2012).

The January 13 Response attempts to demonstrate that the Sustainability Report Proposal is not substantially duplicative of the Sustainable Forestry Report Proposal by focusing on the difference between the terms and scope of the two proposals. Hence, the Sustainable Forestry Proposal's principal thrust and focus are described as "to examine the impact on the world's forests which results from the sale by Kraft of products containing certain commodities"; whereas, the Sustainability Report Proposal's principal thrust and focus are described as "to have the Company prepare a comprehensive sustainability report covering its ESG (environmental, social and governance) performance and goals, including goals for the reduction of greenhouse gas."

What the January 13 Response fails to appreciate is that a report on the "impact on the world's forests which results from the sale by Kraft of products containing certain commodities" is a report about sustainability.[1] According to the Sustainable Forestry Report Proposal:

- The public report it is requesting should describe "how Kraft is assessing the company's supply chain impact on deforestation and associated human rights issues, and its plan to mitigate these risks" (emphasis added).[2]
- "Meaningful indicators" of how Kraft is managing the risks posed by its purchases of palm oil, soya, paper, beef and sugar on forests and human rights would include:
    - "The percentage of these commodity purchases that are sustainably sourced, with goals for each commodity" (emphasis added); and
    - "Identification of certification systems and programs that Kraft uses to ensure sustainable sourcing of each of these commodities" (emphasis added).

Like greenhouse gas, deforestation is simply one environmental impact that can be caused by a corporation's "everyday activities." In fact, the Sustainable Forestry Report Proposal notes that, "The Consumer Goods Forum, a global industry network, has recognized that 'Deforestation is

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[1] According to the Global Reporting Initiative, "A sustainability report is a report published by a company or organization about the economic environmental and social impacts caused by its everyday activities." See https://www.globalreporting.org/information/sustainability-reporting/Pages/default.aspx.

[2] The Sustainability Report Proposal contains a similar statement: "Reporting on climate change's impact on relevant portions of Kraft's supply chain is crucial as it is one of the most financially significant environmental issues currently facing investors."

one of the principal drivers of climate change, accounting for 17% of greenhouse gases'" (emphasis added).

Both the Sustainability Report Proposal and the Sustainable Forestry Report Proposal share the same core issue and principal thrust: namely, they request additional reporting by Kraft on how Kraft's products and supply chains affect the environment and the sustainability of natural resources, including an assessment of the reputational, operational, legal and regulatory risks, to enable shareholders to more closely track the degree to which the Company takes into account environmental and sustainability concerns in conducting its business activities. Although the Sustainable Forestry Report Proposal has a narrower scope than the "comprehensive" ESG report requested by the Sustainability Report Proposal, that does not change the core issue and principal thrust of the Sustainable Forestry Report Proposal, or the excludability of the Sustainability Report Proposal pursuant to Rule 14a-8(i)(11). In determining whether two or more proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust" or "principal focus" may be substantially duplicative, even if the proposals differ as to terms and scope and even if the proposals request different actions.

If the Sustainability Report Proposal had been received first, then the outcome under Rule Rule 14a-8(i)(11) would be obvious as a "comprehensive sustainability report" would clearly subsume an ESG report on the effect of Kraft's supply chain on forests and human rights. After all, forests are part of the environment. A proposal that requests Kraft to provide a "comprehensive sustainability report describing its environmental, social and governance (ESG) performance and goals" (emphasis added) can hardly avoid discussing forests – not when deforestation "'is one of the principal drivers of climate change, accounting for 17% of greenhouse gases.'"

The Staff has made clear, however, that the "core issue" analysis in Rule 14a-8(i)(11) focuses on whether the proposals address the same core issue. If one proposal subsumes the other, regardless of the order in which they were received, then the later proposal is excludable under Rule 14a-8(i)(11). In *Abbott Laboratories* (Feb. 4, 2004), the proponent requested that the company replace its current compensation system with one that included four main components: (1) annual salary not to exceed $1M annually; (2) annual bonus capped at 100% of salary; (3) grant date value of restricted shares not to exceed $1M; and (4) severance limited to no more than one year's salary and bonus. The Staff permitted the company to exclude this proposal on the basis that it was substantially duplicative of a previously submitted proposal that requested the company to adopt a policy prohibiting future stock option grants to senior executives.

CONCLUSION

Based upon the foregoing analysis, in addition to the arguments set forth in our December 19, 2014 letter, we respectfully request that the Staff concur that it will take no action if the Company excludes the Sustainability Report Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(11).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at thomas.kim@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (202)736-8615.

Sincerely,

/s/ Thomas J. Kim
Thomas J. Kim

Cc: Phuong T. Lam, Chief Counsel, Securities and Assistant Corporate Secretary, Kraft Foods Group Inc.

Conrad B. MacKerron, As You Sow, on behalf of Craig Ayers
Brian Depew, The Granary Foundation
Rev. Seamus P. Finn, Missionary Oblates of Mary Immaculate
Rev. Michael H. Crosby, Province of St. Joseph of the Capuchin Order
Mary Beth Gallagher, Sisters of St. Dominic of Caldwell, NJ
Marcela I. Pinilla, Mercy Investment Services, Inc.
Daniel P. Nielsen, Christian Brothers Investment Services
Paul M. Neuhauser
Sanford J. Lewis

SANFORD J. LEWIS, ATTORNEY

January 20, 2015

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at Kraft on Non-recyclable Packaging

Ladies and Gentlemen:

Craig Ayers and the Granary Foundation (the "Proponents") have submitted a shareholder proposal to Kraft Foods Group Inc. (the "Company") requesting the Board of Directors to issue a report assessing the environmental impacts of using Non-recyclable packaging (the "Non-recyclable Packaging Proposal").

By letter from Mr. Thomas Kim of Sidley Austin LLP, dated December 19, 2014 ("Company Letter"), the Company contends that the Non-recyclable Packaging Proposal and another subsequently submitted proposal on sustainability reporting may be excluded from the Company's 2015 proxy statement under Rule 14a-8 (i)(11). I have been asked by the proponents to respond to the Company letter with regard to the Non-recyclable Packaging Proposal. A copy of this reply is being emailed as well to Mr. Kim.

SUMMARY

The company argues that the Non-recyclable Packaging Proposal (attached as Appendix A) is substantially duplicative of a proposal previously submitted to the Company requesting a report on the company's supply chain impacts on deforestation and associated human rights issues ("Sustainable Forestry Proposal").

The principal thrust of the Sustainable Forestry Proposal is focused on identifying and reducing the impact of the Company's supply chain inputs (palm oil, soy, sugar, beef, paper, etc.) in contributing to deforestation and related human rights problems. In contrast, the principal thrust of the Non-recyclable Packaging Proposal is on preventing impacts to water and land when packaging sold by the company reaches the environment. No shareholders can reasonably be expected to be confused about the difference between these two proposals. Accordingly, both proposals must be included in the proxy.

The Company letter seeks to also exclude a proposal on sustainability reporting submitted *after* the current proposal. Such proposal is irrelevant to the Rule 14a-8(i)(11) analysis of the Non-recyclable Packaging Proposal, and therefore is not analyzed.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • (413) 825-0223 fax

ANALYSIS

I. THE PROPOSALS

Non-recyclable Packaging Proposal
The Non-recyclable Packaging Proposal submitted by the Proponents (reportedly received by the Company November 12, 2014, 5:44 p.m.) states:

> "**Resolved:** Shareowners of Kraft Foods Group request that the board of directors issue a report at reasonable cost, omitting confidential information, by October 1, 2015, assessing the environmental impacts associated with continuing to use non-recyclable brand packaging.
>
> **Supporting Statement:** Proponents believe that the report should include an assessment of the reputational, financial and operational risks associated with continuing to use non-recyclable brand packaging and if possible, goals and a timeline to phase out non-recyclable packaging.

The Full text of the Proposal is attached as Appendix A. Its "whereas" clauses note that prominent brands of the Company's products are not packaged in recyclable containers and contribute to landfill, litter, and debris being swept into American waterways. It also notes the resulting adverse health effects on humans and wildlife when such packaging enters waters, and the significant financial costs incurred by the State of California in preventing trash that affects beaches, rivers, and oceanfront.

Sustainable Forestry Proposal
The Sustainable Forestry Proposal (reportedly received by the company prior to the Non-recyclable Packaging Proposal, on November 12, 2014, 9:14 a.m.) states:

> **Resolved:** Shareholders request the Board prepare a public report, at reasonable cost and omitting proprietary information, by December 1, 2015, describing how Kraft is assessing the company's supply chain impact on deforestation and associated human rights issues, and its plans to mitigate these risks.

The complete proposal is attached in Appendix B. The supporting statement of the proposal elaborates that Proponents believe meaningful indicators could include, among other company responses:

- A companywide policy on deforestation with reference to key commodities driving deforestation;
- The percentage of commodity purchases that are sustainably sourced, with goals for each commodity;
- Whether Kraft and its suppliers have adopted a zero tolerance policy on "land grabs";
- Results of supplier audits to verify compliance with Kraft forestry goals;

- Identification of certification systems and programs that Kraft uses to ensure sustainable sourcing of each of these commodities;
- An assessment of how Kraft's purchases impact deforestation and human rights, including rural communities' land rights.

Its "whereas" clauses note that global demand for commodities used by Kraft as inputs to its products -- palm oil, soya, sugar, beef, and paper -- is fueling deforestation and causing human rights abuses including the eviction of traditional land owners. It requests reporting on how the Company's activities and supply chains contribute to deforestation and human rights, notes how these impacts could be reduced, and proposes indicators that could assist in this Company's reporting of these issues.

Sustainability Report Proposal
The Company Letter also addresses a sustainability reporting proposal received by the company on November 13, 2015. This proposal was received after both the Sustainable Forestry Proposal (9:14 am, November 12, 2014) and the Non-recyclable Packaging Proposal (5:44 pm, November 12, 2014). Rule 14-a-8(i)(11) provides for exclusion of substantially duplicative proposals "previously submitted to the company." Since the Sustainability Proposal was submitted *after* the Non-recyclable Packaging Proposal, it is irrelevant to analysis of whether the Non-recyclable Packaging Proposal is substantially similar for the purposes of Rule 14a-8(i)(11) to the Sustainable Forestry Proposal. Accordingly, we do not address the Sustainability Proposal further in this letter.

A. The Company has the Burden of Establishing that the Proposals are Substantially Duplicative

The Company has the burden of establishing that a proposal can be excluded from a proxy report. (17 CFR 240.14a-8(g)). If the Company does not discharge this burden, then the Proposal must be included in the proxy report. As set forth below, the Company is unable to demonstrate that the Sustainable Forestry and Non-recyclable Packaging Proposals are substantially duplicative.[1]

B. Proposals are Not Substantially Duplicative if They Do Not Have the Same 'Principal Thrust' or 'Focus.'

Rule 14a-8(i)(11) provides for exclusion of a proposal only if it "substantially duplicates another proposal previously submitted to the Company." The purpose of this Rule is to prevent shareholders having to consider two or more "substantially identical proposals" by proponents acting independently of each other. Exchange Act Release No. 12999 (November 22, 1976). The Staff has interpreted these provisions to only allow exclusion of proposals with the same subject matter and having the same "principal thrust" or "principal focus." See e.g. *Allstate Corporation* (March 12, 2014) (proposal

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[1] In its omission Letter, the Company reserves a right to seek exclusion of the Forestry Reporting Proposal. (footnote 1, page 3) . Rule 14a-8(i)(11) allows exclusion of a proposal only if an earlier filed proposal "*will be* included in the company's proxy materials for the same meeting." (Emphasis added). Since the company has reserved its right to omit the Sustainable Forestry Proposal, the Company has not met its burden of showing that the earlier filed Sustainable Forestry Proposal *will* be included in the company's proxy materials. The requirements of 14a-8(i)(11) therefore have not been met and omission of the Non-recyclable Proposal should not be allowed.

requesting report of company expenditure on *lobbying* found not substantially duplicative, i.e., had different principal thrust, than proposal requesting disclosure of *political spending*.).

C. The Non-recyclable Packaging Proposal and the Sustainable Forestry Proposal Clearly Have A Different Principal Focus

A plain reading of the Non-recyclable Packaging and the Sustainable Forestry proposals demonstrates that each has a different subject matter, has a different principal focus, and requests different actions by the Company. The Sustainable Forestry Proposal addresses the company's contribution to "**deforestation and associated human rights issues.**" The subject matter and principal focus of this proposal are the impacts of supply chain inputs on deforestation and human rights, and the action requested is a report on disclosure and assessment, and mitigation, of those impacts. This is confirmed by a review of the "Whereas" clauses that, as discussed above, outline the deforestation and human rights concerns.

In contrast to the Sustainable Forestry Proposal, the Non-recyclable Packaging Proposal addresses the problem of Kraft's use of "**Non-recyclable packaging.**" The subject matter and principal focus of this proposal is the Company's continuing use of non-recyclable brand packaging, the impacts of those materials on waterways and the environment after they are sold, used, and disposed, and the costs associated with addressing the pollution caused by Non-recyclable packaging. It seeks various actions distinct from the Sustainable Forestry Proposal, including a potential phaseout of Non-recyclable packaging.

The actions requested are a report on the environmental impacts of the Company continuing to use Non-recyclable packaging and, if possible, goals and a timeline to phase out Non-recyclable packaging. Again, the "Whereas" clauses emphasize the environmental issues relate to litter, landfill, and pollution of waterways after the packaging is made and discuss a risk assessment taking into account the reputational, financial, and operational risks associated with Non-recyclable packaging .

D. The Company Ignores the Distinct Subject Matters and Requested Actions of Each Proposal, Incorrectly Creating a Generic and Identical Characterization of Both

The Company Letter attempts to fabricate a sense of similarity by describing the "core issue and principal thrust" of each Proposal as requesting reporting relating to "how Kraft's products and supply chains affect the environment and the sustainability of natural resources, including an assessment of the reputational, operational, legal and regulatory risks, to enable shareholders to more closely track the degree to which the Company takes into account environmental, and sustainability concerns in conducting its business activities." Rather than evaluating the distinct actions and thrust of each proposal, the Company artificially attempts to merge all the Proposals into this single, generic theme, ignoring the clearly different core issues in each proposal and the distinct actions requested to address the separate concerns.

In examining whether two proposals are substantially duplicative, prior Staff decisions look to the principal thrust of each and the specific actions requested. As long as the proposals are not in conflict or create confusion among the voting shareholders, two proposals addressing a similar subject matter are not excludable under Rule 14a-8(i)(11).

One of the Staff's most recent rulings under Rule 14a-8(i)(11) was in *Exxon Mobil* (March 14, 2014). The company argued that the focus of both proposals was climate change and related risks. However, proponents demonstrated that the principal thrust of the proposal at issue was disclosure of the risk of stranded, or devalued assets, resulting from global climate change, i.e., the negative impact on assets currently on the balance sheet. In contrast, the "principal thrust" of the previously submitted proposal was to ask the company to set quantitative goals for reducing greenhouse gas emissions. Even though both addressed the broader topic of climate change, the proponents demonstrated successfully that no reasonable reader would be confused about the difference between these two ideas and the Staff found the proposal not duplicative.

Similarly, the current Proposal's principle thrust is the***negative impacts that will occur after production, sale, usage and disposal of Non-recyclable packaging*** produced by the Company, while the Sustainable Forestry Proposal is concerned with assessing ***how supply chain inputs to the company's production processes affect forests and human rights.***

In *Chevron Corp.* (March 24, 2009), Chevron unsuccessfully attempted to characterize two distinct proposals as duplicative, alleging that "both reflect a concern over the company's criteria for determining whether to operate in various countries" and both request an assessment of the reputational risks associated with those decisions. While the proposals did have the identified similarities, their subject matter was found to be distinct and non-duplicative. One proposal addressed "the gap between its international environmental aspirations and its performance", referring to Chevron's multi-billion dollar environmental, health and safety fines and settlements, asking that the company apply the highest environmental standards in the countries in which it operates. The other proposal requested a report on 'the policies and procedures that guide Chevron's assessment of host country laws and regulation with respect to their adequacy to protect human health, the environment and our company's reputation.'

The second proposal addressed Chevron's "opaque" process to determine "whether to invest in or withdraw from countries. The shareholders requested a report detailing Chevron's criteria for "(i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific countries." Despite some overlap of subject matter, the proposals were sufficiently distinct to avoid exclusion.

Similarly, in *Exxon Mobil Corporation* (March 23, 2009) a proposal requesting a report on the impact of climate change on vulnerable emerging countries between 2010 and 2030, comparing the severity of impacts to a scenario where Exxon adopted sustainable energy policies that benefitted vulnerable emerging countries was not found to be duplicative of a proposal that asked the company to "adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors." Even though both proposals broadly referred to renewable or sustainable technology research, the first proposal did not refer to creating policy changes within the company, but "to investigate and report to shareholders on the likely consequences of global climate change between now and 2030 for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change."

Finally, in *OGE Energy Corp.* (February 27, 2008) two proposals that related broadly to climate change were found not to be substantially duplicative where the first filed proposal requested a report on the economic impact of climate change on the company, and the second proposal requested a report on the "feasibility of adopting quantitative goals based on current and emerging technologies for reducing global greenhouse gas emissions from the company's operations." These decisions highlight that proposals that relate to the same subject matter are not excludable when they propose different core actions and have different principal thrusts.

The company's reliance on *Chevron Corp* (March 23, 2009) is misplaced. In that decision the company asserted, and the SEC by virtue of its decision agreed, that the greenhouse gas reduction information requested in the oil sands proposal was a substantial part of the request and therefore substantially duplicative of the earlier filed proposal requesting greenhouse gas emission reductions from company operations and products. There is no similarly substantial overlap in the current proposals.

SEC Staff decisions in other subject areas confirm that proposals that seek to address a similar subject matter of concern to shareholders in two different ways are not considered duplicative if the approaches of the proposals to the subject matter are different enough. See for instance, *Pharma-Bio Serv, Inc.* (January 17, 2014) two proposals, which both related to the issuance of dividends, were allowed by the Staff to appear on proxy, and not found to be excludable under Rule 14a-8(i)(11). The first proposal requested that the board establish a quarterly dividend policy while the second requested that the board immediately adopt and issue a special cash dividend. Even though the subject matter of dividends underlay both proposals, they were not considered duplicative for purposes of the rule.

Similarly, proposals that relate to aspects of board elections are not considered duplicative under the rule. For instance one proposal calling for a simple majority vote, and another calling for directors to be elected on an annual basis were not found duplicative for purposes of Rule 14a-8(i)(11) in *Baxter Inc.* (January 31, 2012). See also *Pulte Homes Inc.* (avail. March 17· 2010) (indicating that a proposal urging the board of directors to adopt a policy requiring senior executives to retain 75% of all equity-based compensation for at least two years following their departure from the company and to report to shareholders regarding the policy is distinct from a proposal asking the board to adopt a policy that would bar senior executives and directors from engaging in speculative transactions involving their holdings of company stock).

E. Inclusion of the Non-recyclable Packaging and the Sustainable Forestry Proposals would not confuse shareholders.

The Company Letter also alleges that Kraft shareholders may be confused if asked to vote separately on the Proposals and that the intention of shareholders following a separate vote would be unclear to the company. This argument is not supportable. The Non-recyclable Packaging Proposal asks shareholders to vote on a report on Non-recyclable Packaging and the Sustainable Forestry Proposal asks shareholders to vote on supply chain impacts on deforestation and human rights. These subjects are clearly distinct and the shareholders can readily distinguish the different thrust of each proposal. Further, the results of the voting could not confuse the Company regarding the intention of the shareholders. It may be that shareholders care about recyclable packaging more than deforestation and human rights, or vice versa. The important point is that the Proposals relate to different subject matters and request different solutions. Separate votes on each Proposal are accordingly required to illuminate shareholder views regarding these separate issues.

CONCLUSION

As demonstrated above, the Non-recyclable Packaging Proposal is not excludable under Rule 14a-8(i)(11). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff beforehand.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

Cc: Thomas Kim

APPENDIX A
NON-RECYCLABLE PACKAGING PROPOSAL

WHEREAS: Kraft Food's environmental policy commits to "reducing the environmental impact of our activities and promoting the sustainability of the natural resources upon which we depend..." yet a significant amount of its brand product packaging is not recyclable, and new studies suggest plastic packaging that reaches the ocean is toxic to marine animals and potentially to humans.

Two prominent examples of non-recyclable packaging are Kraft's iconic Capri-Sun and Kool-Aid Jammers juice drinks. Capri-Sun has been sold for more than 30 years in the U.S. market packaged in a laminate and foil pouch that cannot be recycled into new pouches and is rarely collected for recovery. Capri-Sun could be dispensed in recyclable PET plastic or glass bottles, paper cartons or aluminum cans as are Minute Maid, Juicy Juice, Tropicana and other juice drink brands. Using non-recyclable packaging when recyclable alternatives are available wastes enormous amounts of valuable resources such as aluminum that could be recycled virtually endlessly.

An estimated 5 billion units of Capri-Sun are sold worldwide. Many billions of pouches, representing significant amounts of embedded value and energy, lie buried in landfills. Non-recyclable packaging is more likely to be littered and swept into waterways. A recent assessment of marine debris by a panel of the Global Environment Facility concluded that one cause of debris entering oceans is "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold..."

California spends nearly $500 million annually preventing trash, much of it packaging, from polluting beaches, rivers and oceanfront. In the marine environment, plastics break down into small indigestible particles that birds and marine mammals mistake for food.

Further, studies by U.S. Environmental Protection Agency Region 9 suggest a synergistic effect between persistent, bioaccumulative, toxic chemicals and plastic debris. Plastics absorb toxics such as polychlorinated biphenyls and dioxins from water or sediment and transfer them into the marine food web and potentially to human diets, essentially forming a "toxic cocktail" increasing the risk of adverse effects to wildlife and humans. One study of fish from various parts of the North Pacific found one or more plastic chemicals in all fish tested, independent of location and species.

Making all packaging recyclable, if possible, is the first step to reduce the threat posed by ocean debris. Companies who aspire to corporate sustainability yet use these risky materials need to explain why they market non-recyclable packaging instead of recyclable packaging.

RESOLVED: Shareowners of Kraft Foods Group request that the board of directors issue a report at reasonable cost, omitting confidential information, by October 1, 2015 assessing the environmental impacts of continuing to use non-recyclable brand packaging.

Supporting Statement: Proponents believe that the report should include an assessment of the reputational, financial and operational risks associated with continuing to use non-recyclable brand packaging and if possible, goals and a timeline to phase out non-recyclable packaging.

APPENDIX B

SUSTAINABLE FORESTRY PROPOSAL

Sustainable Forestry Report



Whereas:

Kraft Foods Group is one of the largest consumer packaged food and beverage companies in North America, with a diversified line of brands including Oscar Mayer, Lunchables, Athenos and Country Time. Palm oil, soya, sugar, beef and paper are used in a variety of Kraft products. Global demand for these commodities is fueling deforestation and human rights violations, including child and forced labor.

Approximately a third of recorded large-scale land acquisitions globally since 2000 involve investment in cash crops such as sugar cane, palm oil, and soy. Many of these acquisitions involve evicting traditional land holders, through coercion or fraud ("land grabs").

The Consumer Goods Forum, a global industry network, has recognized that "Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation." (Consumer Goods Forum press release, 11/29/10).

Negative impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

CDP asks global corporations to report how their activities and supply chains contribute to deforestation and how those impacts are managed. Kraft has not responded to CDP's forestry survey, which is backed by 240 investors managing $15 trillion.

Kraft discloses little information on how its purchases of palm oil, soya, paper, beef and sugar are impacting forests and human rights, or how the company is managing these risks. Meaningful indicators would include:

- A company-wide policy on deforestation, with reference to the key commodities driving deforestation;
- The percentage of each of these commodity purchases that Kraft has traced back to its source;
- The percentage of these commodity purchases that are sustainably sourced, with goals for each commodity;
- Whether Kraft and its suppliers have adopted a zero tolerance policy on "land grabs";
- Results of supplier audits to verify compliance with Kraft's forestry goals;
- Identification of certification systems and programs that Kraft uses to ensure sustainable sourcing of each of these commodities; and
- An assessment of how Kraft's purchases impact deforestation and human rights, including rural communities' land rights.

Proponent believes Kraft faces reputational and operational risks by failing to adequately disclose its approach to managing deforestation and related risks. Cadbury, a former Kraft brand, faced public controversy over use of palm oil in its Dairy Milk bars in New Zealand. Rainforest Action Network claims Kraft's products are "at high risk of contamination" with palm oil associated with human rights violations (Rainforest Action Network, "Conflict Palm Oil" 9/12/13). Union of Concerned Scientists notes Kraft has made "no commitments" on palm oil (Palm Oil Scorecard).

RESOLVED: Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by December 1, 2015, describing how Kraft is assessing the company's supply chain impact on deforestation and associated human rights issues, and its plans to mitigate these risks.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 13, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Kraft Foods Group, Inc.

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, the Missionary Oblates of Mary Immaculate, the Sisters of St. Dominic of Caldwell, New Jersey, Mercy Investment Services, Inc. and Christian Brothers Investment Services (hereinafter referred to jointly as the "Proponents"), each of which is a beneficial owner of shares of common stock of Kraft Foods Group, Inc. (hereinafter referred to either as "Kraft" or the "Company"), and who have jointly submitted a shareholder proposal to Kraft, to respond to the letter dated December 19, 2014, sent to the Securities & Exchange Commission by Sidley Austin on behalf of the Company, in which Kraft contends that the Proponents' shareholder proposal may be excluded from the Company's year 2015 proxy statement by virtue of Rule 14a-8(i)(11).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Kraft's year 2015 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to "issue a comprehensive sustainability report describing its environmental, social and governance (ESG) performance and goals, including greenhouse gas (GHG) reduction goals"

RULE 14a-8(i)(11)

When the Commission adopted the predecessor of Rule 14a-8(i)(11) in 1976, it clearly enunciated the reason why it was adopting the rule:

> The purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (November 22, 1976). (At page 3, final paragraph.)

We agree with the Company's description (page 4 of its letter, second paragraph) of the test that the Staff has applied in determining whether proposals are substantially duplicative; that is, whether the two proposals have the same "principle thrust" or "principle focus".

In the instant case, it is abundantly clear that the principle thrust and focus of the Proponents' shareholder proposal is radically different from the thrust and focus of the previously submitted "Sustainability Forestry Report".

The thrust and focus of the Sustainable Forestry shareholder proposal is to examine the impact on the world's forests which results from the sale by Kraft of products containing certain commodities. (See second sentence of first paragraph of the Whereas Clause.)

In contrast, the thrust and focus of the Proponents' shareholder proposal is to have the Company prepare a ***comprehensive*** sustainability report covering its ESG (environmental, social and governance) performance and goals, including goals for the reduction of greenhouse gas. This report would therefore cover goals, including specific greenhouse gas reduction goals, as well as current performance data. The report would cover corporate governance performance as well as environmental matters. The opening sentence of the Supporting Statement suggests that the guidelines of the Global Reporting Initiative be followed. These guidelines (current version, G4) are comprised of a total of 94 pages (available at www.globalreporting.org/reporting/G4.) They cover not only such matters as greenhouse gas emissions, but also a variety of corporate governance topics.

There are two types of guidelines, some (G4-1 thru 58) cover general corporate disclosure, while others cover topics usually thought of as related to social responsibility, such as environmental, labor practices, human rights, product responsibility etc. In the first category, in addition to such topics as markets served (G4-8) and scale of the organization (G4-9), there are included such matters as stakeholder engagement (guidelines G4-24 thru 27) and the corporate governance structure and composition (G4-34 thru 55). Included in the latter are such matters as the company's system for "communicating critical" economic, environmental and social concerns to the company's "highest governing body" (G4-49 and 50); and three guidelines (G4-56 thru 58) concerning ethics and integrity, including reporting mechanisms (G4-58).

The second type of guideline is aimed more at social and environmental performance, and include such matters as risks and opportunities presented by climate change that may affect revenue, profit or operations (G4-EC2). There are a series of seven items (G4-EN1 thru 7) on energy, including energy consumption (G4-EN4); a series of three on water (G4-EN8 thru 10); a series of four on biodiversity (G4-EN11 thru 14); a series of seven on emissions (G4-EN15 thru 21); a series of five on effluents and waste (G4-EN 22 thru 25). In total there are 31 guidelines in the environment sub-category. None concern deforestation. Nor is deforestation a concern in any of the other sub-categories, such as Labor (16 guidelines), Human Rights (12 guidelines), Society (11 guidelines), or Product Responsibility (9 guidelines).

Furthermore, a word search of the 94 page document for the word "forest" shows zero hits. A word search of the 94 page document for the word "forestry" shows zero hits. Finally, a word search of the 94 page document for the word "deforestation" shows zero hits.

Although it is conceivable that there could be a minute overlap in the coverage of the two shareholder proposals, the principle thing that they have in common appears to be that they both use the term "sustainability" in their title. We submit that such usage of a common term is woefully insufficient to establish that the two proposals have similar thrust and focus. Shareholders will not have "to consider two . . . substantially identical proposals" when both proposals appear on the proxy statement.

Thus, Kraft has failed to carry its burden of proof that the two proposals are substantially duplicative.

An examination of past Staff no-action letters supports this view. All three of the letters cited by the Company are inapposite. For example, in *Abbott Laboratories* (February 4, 2004) both proposals were clearly aimed at limiting executive compensation, although using somewhat different routes to attain that goal. It is therefore not surprising that they were found to have the same thrust and focus, as they both (in the Company's own words) "related to the same core issue". In contrast, in the instant case, the core issues are not the same, namely the effect on forests of the Company's products and the production of a comprehensive report on the Company's practices in the areas of governance, environmental and social performance, including goals for reduction of greenhouse gas emissions.

Similar to *Abbott*, in *Chevron Corporation* (Mar. 29, 2009) the two proposals focused on the same narrow issue, namely the reduction in the registrant's greenhouse gas emissions, in a situation where everything that would be covered by the subsequent shareholder proposal was already covered by the prior proposal. That is clearly not the case in the instant situation where the Proponents' shareholder proposal covers an extremely broad range of topics totally unrelated to the prior proposal and furthermore no mention is made in the Resolve Clause, the Supporting Statement or the GRI reporting mechanism of the prior proposal's concern, namely deforestation arising from the Company's products.

Finally, in *Wells Fargo & Company* (February 8, 2011), both the subsequent (Todd) proposal and the prior (New York City Pension) proposal concerned but a single topic, namely the bank's policies and procedures with respect to mortgage foreclosures.

In contrast to the inapposite no-action letters cited by the Company, past Staff positions clearly support the fact that the Proponents' shareholder proposal is not substantially duplicative of the forestry proposal, but rather has a different thrust and focus. For example, in *Exxon Mobil Corporation* (Mar. 17, 2014) the registrant argued that the Arjuna proposal, requesting a report on the "Company's strategy to address the risk of stranded assets presented by global climate change" was substantially duplicative of a prior proposal (by the Sisters of St. Dominic of Caldwell, New Jersey) requesting Exxon too adopt "quantitative goals . . . for reducing total greenhouse gas emissions from the Company's products and services". Exxon argued that since both proposals concerned climate change, they were substantially duplicative. The Staff disagreed. Obviously, characterizing the thrust and focus of two proposals as being "climate change" is too broad a category. *A fortiori*, if two proposals concerning climate change are not substantially duplicative, the fact that two proposals concern some aspect of sustainability does not make them substantially duplicative. The fact that two proposals address some aspect of a very broad category clearly does not mean that they have the same thrust and focus.

Similarly, the fact that two proposals dealt with executive compensation did not permit them to be excluded as substantially duplicative, where were one dealt with severance agreements and one with all supplemental retirement plans. See *AT&T Corp.* (March 2, 2005) (two letters concerning the CalPERS and Domini proposals; a third letter the same date concerned the Croke proposal which was excluded.) *A fortiori*, if two retirement compensation proposals are not substantially duplicative, a forestry proposal and a comprehensive ESG proposal that includes a request to establish greenhouse gas reduction goals are not substantially duplicative. See also other compensation proposals not found to be duplicative, such as *Pacific Gas & Electric Co.* (Feb. 1, 1993) (proposals two and four) (proposal for ceiling on total compensation not duplicative of proposal linking non-salary compensation to performance; proposal re compensation of directors not duplicative of proposal re compensation of management); *Ford Motor Company* (Mar. 14, 2005) (proposal to limit total compensation not duplicative of proposal to limit stock options); *AT&T Corp* (Jan 31, 2001) (two proposals on stock options); *General Electric Company* (January 24, 2013 (two proposals on retention of stock); *Pulte Homes, Inc.* (Mar, 17, 2010) (same).

In *Time Warner Inc.* (Feb. 22, 2009) the Staff opined that a shareholder proposal calling for a vote on "say-on-pay" was not substantially duplicative of a prior proposal that had previously been submitted requesting that the company reincorporate in North Dakota, in part to become subject a provision in the North Dakota corporation statute that mandates a say-on-pay vote. The Staff reached an identical result when the order of receipt of the proposals was reversed and the say-on-pay proposal was submitted prior to the reincorporation proposal. *Quest Communications International, Inc.* (Mar. 2, 2009); *Smpra Energy* (Feb. 23, 2009).

See also *Ford Motor Company* (Mar. 14, 2005) (proposal to report on lobbying against more stringent CAFÉ mileage standards not duplicative of prior proposal to report on how the registrant can reduce the greenhouse gas emissions of its cars); *T. Rowe Price Group, Inc.* (Jan 17, 2003 (two proposals each dealing with accounting for stock options); *Chevron Corporation* (March 24, 2009) (two proposals on criteria for conducting foreign operations); *Bank of America Corporation* (Feb. 15, 2012) (two proposals on political expenditures); *Devon Energy Corporation* (Mar. 31, 2014) (two proposals on lobbying expenditures); *Exxon Mobil Corporation* (Mar.23, 2009) (proposal on developing sustainable energy technologies not duplicative of proposal to develop technologies for energy independence); *Pharma-Bio Serv, Inc.* (Jan, 17, 2014) (two proposals on dividend policy).

We submit that the Proponents' shareholder proposal is significantly less duplicative of the forestry proposal than were the second proposals submitted in each and every one of the letters that we have cited above.

In short, the thrust and focus of the Proponents' shareholder proposal is totally different from the thrust and focus of the forestry proposal.

Finally, we fail to understand the force of the Company's argument that "shareholders may be confused if asked to vote" on more than one of the proposals. We doubt very much that shareholders would not understand the scope and intent of each proposal and fail to see why the Company would be unable to understand shareholder intent if one shareholder proposal were to pass and the other fail. Surely some shareholders might view the forestry proposal as important but the Proponents' proposal too broad and expensive, while others might not care particularly with the effect of Kraft's products on forests but view a comprehensive ESG report as vital to their understanding of their investment.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponents' shareholder proposal is excludable by virtue of Rule 14a-8(i)(11).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Thomas J. Kim
Fr. Michael Crosby
Fr. Seamus P. Finn
Daniel P. Nielson
Sister Patricia A. Daly
Marcela I. Pinilla
Laura Berry



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

thomas.kim@sidley.com
(202) 736 8615

December 19, 2014

By email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: Kraft Foods Group, Inc. – Request to Exclude Sustainability Shareholder Proposals

Ladies and Gentlemen:

Kraft Foods Group, Inc., a Virginia corporation ("Kraft" or the "Company"), intends to exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting" and such materials, collectively, the "2015 Proxy Materials") (i) a shareholder proposal submitted by Craig Ayers and the Granary Foundation (the "Sustainable Packaging Report Proposal"); and (ii) a shareholder proposal submitted by the Missionary Oblates of Mary Immaculate, Province of St. Joseph of the Capuchin Order, Sisters of St. Dominic of Caldwell, NJ, Mercy Investment Services, Inc. and Christian Brothers Investment Services (the "Sustainability Report Proposal"). We have sent copies of this correspondence to the proponents of both proposals.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that a proponent is required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to the Sustainable Packaging Report Proposal or the Sustainability Report Proposal, a copy of that correspondence should be furnished concurrently to the undersigned.

THE PROPOSALS

Sustainable Packaging Report Proposal



The Sustainable Packaging Report Proposal sets forth the following resolution and supporting statement to be voted on by shareholders at the 2015 Annual Meeting:

> "**RESOLVED**: Shareowners of Kraft Foods Group request that the board of directors issue a report at reasonable cost, omitting confidential information, by October 1, 2015 assessing the environmental impacts of continuing to use non-recyclable brand packaging.
>
> **Supporting Statement**: Proponents believe that the report should include an assessment of the reputational, financial and operational risks associated with continuing to use non-recyclable brand packaging and if possible, goals and a timeline to phase out non-recyclable packaging."

A copy of the Sustainable Packaging Report Proposal and related correspondence is attached to this letter as Exhibit A.

Sustainability Report Proposal

The Sustainability Report Proposal sets forth the following resolution and supporting statement to be voted on by shareholders at the 2015 Annual Meeting:

> "**RESOLVED**: Shareholders request Kraft Foods Group, Inc. (Kraft) issue a comprehensive sustainability report describing its environmental, social and governance (ESG) performance and goals, including greenhouse gas (GHG) reduction goals. Shareholders request the report be available on the company website by October, 2015, prepared at reasonable cost, omitting proprietary information."

A copy of the Sustainability Report Proposal and related correspondence is attached to this letter as Exhibit B.

BASIS FOR EXCLUSION

The Proposals May Be Excluded Under Rule 14a-8(i)(11) Because Each Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

We hereby respectfully request that the Staff concur in our view that the Sustainable Packaging Report Proposal and the Sustainability Report Proposal may each be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(11) because each substantially duplicates another proposal previously submitted to the Company (the "Sustainable Forestry Report Proposal") by the Calvert Social Index Fund, Calvert VP S&P 500 Index Portfolio and Calvert VP Nasdaq 100 Index Portfolio (the "Calvert Funds"), which the Company intends to include in its 2015 Proxy Materials.[1] The Sustainable Forestry Report Proposal sets forth the following resolution to be voted on by shareholders at the 2015 Annual Meeting:

> "**RESOLVED**: Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by December 1, 2015, describing how Kraft is assessing the company's supply chain impact on deforestation and associated human rights issues, and its plans to mitigate these risks."

A copy of the Sustainable Forestry Report Proposal and related correspondence is attached to this letter as Exhibit C.

The Company received the Sustainable Forestry Report Proposal from the Calvert Funds on November 12, 2014 at 9:14 a.m. via United Parcel Service; the Sustainable Packaging Report Proposal from Craig Ayers and the Granary Foundation on November 12, 2014 at 5:44 p.m. by email; and the Sustainability Report Proposal from the Missionary Oblates of Mary Immaculate, Province of St. Joseph of the Capuchin Order, Sisters of St. Dominic of Caldwell, NJ, Mercy Investment Services, Inc. and Christian Brothers Investment Services on November 13 and 14, 2014.

ANALYSIS

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

---

[1] Domini Social Equity Fund ("Domini") also submitted the Sustainable Forestry Report Proposal to the Company for inclusion in the 2015 Proxy Materials. Under Rule 14a-8(h)(3), Domini is not eligible to submit a shareholder proposal for inclusion in the Company's 2015 Proxy Materials because neither Domini nor its representative appeared to present Domini's shareholder proposal at the 2014 Annual Meeting, nor was good cause shown for such failure to appear. Because the Sustainable Forestry Report Proposal was co-filed by at least one eligible shareholder this year, the Company is not currently seeking to exclude Domini Social Equity Fund's proposal pursuant to Rule 14a-8(h)(3), but hereby reserves the right to do so.

When two or more substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (Mar. 2, 1998). Kraft received the Sustainable Forestry Report Proposal first, and therefore intends to exclude the Sustainable Packaging Report Proposal and the Sustainability Report Proposal as substantially duplicative of the Sustainable Forestry Report Proposal.

Proposals need not be identical to warrant exclusion under Rule 14a-8(i)(11). Instead, in determining whether two or more proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust" or "principal focus" may be substantially duplicative, even if the proposals differ as to terms and scope and even if the proposals request different actions. *See, e.g., Wells Fargo & Co.* (Feb. 8, 2011) (proposal seeking a review and report on the company's internal controls regarding loan modifications, foreclosures and securitizations was substantially duplicative of a previously submitted proposal seeking a report on the company's mortgage loss mitigation policies and outcomes, including home preservation rates and loss mitigation outcomes by race); *Chevron Corp.* (Mar. 23, 2009) (proposal requesting a report on "the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" was substantially duplicative of a previously submitted proposal requiring that the company adopt "quantitative, long-term goals . . . for reducing total greenhouse gas emissions").

Here, the Sustainable Packaging Report Proposal and the Sustainability Report Proposal are substantially duplicative of the Sustainable Forestry Report Proposal because they all share the same core issue and principal thrust: namely, all three proposals request additional reporting by Kraft on how Kraft's products and supply chains affect the environment and the sustainability of natural resources, including an assessment of the reputational, operational, legal and regulatory risks, to enable shareholders to more closely track the degree to which the Company takes into account environmental and sustainability concerns in conducting its business activities. There are, of course, differences in the scope and breadth of these Proposals. The Sustainable Packaging Report Proposal focuses specifically on "the environmental impacts of continuing to use non-recyclable brand packaging," whereas the Sustainable Forestry Report Proposal focuses on the impact of Kraft's supply chain on forests and human rights. In contrast, the Sustainability Report Proposal asks for a "comprehensive sustainability report."

If the Sustainability Report Proposal had been received first, then the outcome under Rule Rule 14a-8(i)(11) would be obvious as a "comprehensive sustainability report" would clearly subsume an ESG report on non-recyclable brand packaging and an ESG report on the effect of Kraft's supply chain on forests and human rights. The Staff has made clear, however, that the "core issue" analysis in Rule 14a-8(i)(11) focuses only on whether the proposals address the same core issue. If one proposal subsumes the other, regardless of the order in which they were received, then the later proposal or proposals are excludable under Rule 14a-8(i)(11). In *Abbott Laboratories* (Feb. 4, 2004), the proponent requested that the company replace its current compensation system with one that included four main components: (1) annual salary not to exceed $1M annually; (2) annual bonus capped at 100% of salary; (3) grant date value of restricted shares not to exceed $1M; and (4) severance limited to no more than one year's salary and bonus. The Staff permitted the company to exclude this proposal on the basis that it was substantially duplicative of a previously submitted proposal that requested the company to adopt a policy prohibiting future stock option grants to senior executives. Both proposals related to the same core issue, excessive executive compensation.

In addition, because the Sustainable Packaging Report Proposal and the Sustainability Report Proposal substantially duplicate the Sustainable Forestry Report Proposal, there is a strong likelihood that Kraft's shareholders may be confused if asked to vote on all three proposals, as shareholders could assume incorrectly that there must be a substantive difference among the proposals. In addition, if all three proposals are voted on at the 2015 Annual Meeting with only one or two proposals passing, Kraft would not know the intention of its shareholders based on such inconsistent results. For example, if only the Sustainable Forestry Report Proposal passes, but the Sustainable Packaging Report Proposal and the Sustainability Report Proposal do not, is Kraft to conclude its shareholders care only about those aspects of ESG reporting that relate to deforestation? Alternatively, if the Sustainable Packaging Report Proposal and the Sustainability Report Proposal were to pass, should Kraft conclude that its shareholders want the Company to produce a broad sustainability report that addresses packaging, but not deforestation? As noted above, the purpose of Rule 14a-8(i)(11) is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

In light of the same core issue and principal thrust shared among the three proposals, the Company believes that both the Sustainable Packaging Report Proposal and the Sustainability Report Proposal may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(11).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Sustainable Packaging Report Proposal and the Sustainability Report Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at thomas.kim@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (202) 736-8615.

Sincerely,



Thomas J. Kim

Attachments
Cc: Phuong T. Lam, Chief Counsel, Securities and Assistant Corporate Secretary, Kraft Foods Group Inc.

Conrad B. MacKerron, As You Sow, on behalf of Craig Ayers
Brian Depew, The Granary Foundation
Rev. Seamus P. Finn, Missionary Oblates of Mary Immaculate
Rev. Michael H. Crosby, Province of St. Joseph of the Capuchin Order
Mary Beth Gallagher, Sisters of St. Dominic of Caldwell, NJ
Marcela I. Pinilla, Mercy Investment Services, Inc.
Daniel P. Nielsen, Christian Brothers Investment Services

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Wednesday, November 12, 2014 5:44 PM
To: Anderson, Christopher H
Cc: Lam, Phuong T
Subject: Shareholder Proposal
Importance: High

Christopher and Phuong,

Please find attached a shareholder proposal filing letter and relevant materials, as well as a co-filing letter which we are delivering as a convenience to the co-filer. A physical copy has been sent in the mail as well.

Please confirm that you have received the proposal.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(415) 717-0638 (cell)
(510) 735-8149 (direct line)
awilson@asyousow.org

Nov. 12, 2014

Kim Rucker
Corporate Secretary
Kraft Foods Group Inc.
Three Lakes Dr.
Northfield, IL 60093

Dear Ms. Rucker:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Craig Ayers, a shareholder of Kraft Foods Group stock.

We are concerned that the company uses a significant amount of brand product packaging that is not recycled or recyclable, especially plastic packaging, while recent studies suggest plastic packaging that reaches the ocean is toxic to marine animals and potentially to humans.

We believe the company should assess the environmental as well as reputational, financial, and operational risks associated with continuing to use non-recyclable brand packaging and study the extent to which it can phase out non-recyclable packaging. We appreciate that the company had a meeting with us earlier this year but that meeting did not sufficiently or specifically address our concerns.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from the shareholder authorizing us to act on their behalf is attached. Proof of ownership will be sent no later than November 19, 2014. A representative of the filer will attend the stockholders' meeting to move the resolution as required.

Also enclosed is a cofiling letter from the Granary Foundation, which we are delivering as a convenience to the cofiler. Proof of ownership for the cofiler will be sent no later than November 19, 2014.

We hope a more focused good faith dialogue with the company can result in resolution of our concerns.

Sincerely,



Conrad B. MacKerron
Senior Vice President
As You Sow

Enclosures

- Shareholder Proposal
- Authorization from Craig Ayers
- Granary Foundation cofiling letter and shareholder proposal

WHEREAS: Kraft Food's environmental policy commits to "reducing the environmental impact of our activities and promoting the sustainability of the natural resources upon which we depend..." yet a significant amount of its brand product packaging is not recyclable, and new studies suggest plastic packaging that reaches the ocean is toxic to marine animals and potentially to humans.

Two prominent examples of non-recyclable packaging are Kraft's iconic Capri-Sun and Kool-Aid Jammers juice drinks. Capri-Sun has been sold for more than 30 years in the U.S. market packaged in a laminate and foil pouch that cannot be recycled into new pouches and is rarely collected for recovery. Capri-Sun could be dispensed in recyclable PET plastic or glass bottles, paper cartons or aluminum cans as are Minute Maid, Juicy Juice, Tropicana and other juice drink brands. Using non-recyclable packaging when recyclable alternatives are available wastes enormous amounts of valuable resources such as aluminum that could be recycled virtually endlessly.

An estimated 5 billion units of Capri-Sun are sold worldwide. Many billions of pouches, representing significant amounts of embedded value and energy, lie buried in landfills. Non-recyclable packaging is more likely to be littered and swept into waterways. A recent assessment of marine debris by a panel of the Global Environment Facility concluded that one cause of debris entering oceans is "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold..."

California spends nearly $500 million annually preventing trash, much of it packaging, from polluting beaches, rivers and oceanfront. In the marine environment, plastics break down into small indigestible particles that birds and marine mammals mistake for food.

Further, studies by U.S. Environmental Protection Agency Region 9 suggest a synergistic effect between persistent, bioaccumulative, toxic chemicals and plastic debris. Plastics absorb toxics such as polychlorinated biphenyls and dioxins from water or sediment and transfer them into the marine food web and potentially to human diets, essentially forming a "toxic cocktail" increasing the risk of adverse effects to wildlife and humans. One study of fish from various parts of the North Pacific found one or more plastic chemicals in all fish tested, independent of location and species.

Making all packaging recyclable, if possible, is the first step to reduce the threat posed by ocean debris. Companies who aspire to corporate sustainability yet use these risky materials need to explain why they market non-recyclable packaging instead of recyclable packaging.

RESOLVED: Shareowners of Kraft Foods Group request that the board of directors issue a report at reasonable cost, omitting confidential information, by October 1, 2015 assessing the environmental impacts of continuing to use non-recyclable brand packaging.

Supporting Statement: Proponents believe that the report should include an assessment of the reputational, financial and operational risks associated with continuing to use non-recyclable brand packaging and if possible, goals and a timeline to phase out non-recyclable packaging.

USAA /KRFT

November 7, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 7, 2014, I, Craig Ayers, authorize As You Sow to file or cofile a shareholder resolution on my behalf with Kraft Foods Group Inc. (Kraft), and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I have continuously owned over $2,000 worth of Kraft stock, with voting rights, for over a year. I intend to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention my name related to the resolution; I will alert As You Sow in either case. I confirm that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Craig Ayers


CENTER for RURAL AFFAIRS
GRANARY FOUNDATION

November 12, 2014

ATTN: Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093

Dear Corporate Secretary:

The Granary Foundation is a shareholder of Kraft Foods Group, Inc. and has held over $2,000 of Kraft Foods Group, Inc. (Kraft) stock continuously for over one year. The Granary Foundation intends to continue to hold this stock until after the upcoming Annual Meeting.

I hereby notify Kraft of The Granary Foundation's intention to co-file the enclosed shareholder resolution and submit the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with As You Sow which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,



Brian Depew
Executive Director
The Granary Foundation

Enclosures

145 MAIN STREET, PO BOX 136 | LYONS, NE 68038 | 402.687.2100 | CFRA.ORG

WHEREAS: Kraft Food's environmental policy commits to "reducing the environmental impact of our activities and promoting the sustainability of the natural resources upon which we depend..." yet a significant amount of its brand product packaging is not recyclable, and new studies suggest plastic packaging that reaches the ocean is toxic to marine animals and potentially to humans.

Two prominent examples of non-recyclable packaging are Kraft's iconic Capri-Sun and Kool-Aid Jammers juice drinks. Capri-Sun has been sold for more than 30 years in the U.S. market packaged in a laminate and foil pouch that cannot be recycled into new pouches and is rarely collected for recovery. Capri-Sun could be dispensed in recyclable PET plastic or glass bottles, paper cartons or aluminum cans as are Minute Maid, Juicy Juice, Tropicana and other juice drink brands. Using non-recyclable packaging when recyclable alternatives are available wastes enormous amounts of valuable resources such as aluminum that could be recycled virtually endlessly.

An estimated 5 billion units of Capri-Sun are sold worldwide. Many billions of pouches, representing significant amounts of embedded value and energy, lie buried in landfills. Non-recyclable packaging is more likely to be littered and swept into waterways. A recent assessment of marine debris by a panel of the Global Environment Facility concluded that one cause of debris entering oceans is "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold..."

California spends nearly $500 million annually preventing trash, much of it packaging, from polluting beaches, rivers and oceanfront. In the marine environment, plastics break down into small indigestible particles that birds and marine mammals mistake for food.

Further, studies by U.S. Environmental Protection Agency Region 9 suggest a synergistic effect between persistent, bioaccumulative, toxic chemicals and plastic debris. Plastics absorb toxics such as polychlorinated biphenyls and dioxins from water or sediment and transfer them into the marine food web and potentially to human diets, essentially forming a "toxic cocktail" increasing the risk of adverse effects to wildlife and humans. One study of fish from various parts of the North Pacific found one or more plastic chemicals in all fish tested, independent of location and species.

Making all packaging recyclable, if possible, is the first step to reduce the threat posed by ocean debris. Companies who aspire to corporate sustainability yet use these risky materials need to explain why they market non-recyclable packaging instead of recyclable packaging.

RESOLVED: Shareowners of Kraft Foods Group request that the board of directors issue a report at reasonable cost, omitting confidential information, by October 1, 2015 assessing the environmental impacts of continuing to use non-recyclable brand packaging.

Supporting Statement: Proponents believe that the report should include an assessment of the reputational, financial and operational risks associated with continuing to use non-recyclable brand packaging and if possible, goals and a timeline to phase out non-recyclable packaging.

Rcd Nov. 14, 2014

Nov. 12, 2014

Kim Rucker
Corporate Secretary
Kraft Foods Group Inc.
Three Lakes Dr.
Northfield, IL 60093

Dear Ms. Rucker:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Craig Ayers, a shareholder of Kraft Foods Group stock.

We are concerned that the company uses a significant amount of brand product packaging that is not recycled or recyclable, especially plastic packaging, while recent studies suggest plastic packaging that reaches the ocean is toxic to marine animals and potentially to humans.

We believe the company should assess the environmental as well as reputational, financial, and operational risks associated with continuing to use non-recyclable brand packaging and study the extent to which it can phase out non-recyclable packaging. We appreciate that the company had a meeting with us earlier this year but that meeting did not sufficiently or specifically address our concerns.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from the shareholder authorizing us to act on their behalf is attached. Proof of ownership will be sent no later than November 19, 2014. A representative of the filer will attend the stockholders' meeting to move the resolution as required.

Also enclosed is a cofiling letter from the Granary Foundation, which we are delivering as a convenience to the cofiler. Proof of ownership for the cofiler will be sent no later than November 19, 2014.

We hope a more focused good faith dialogue with the company can result in resolution of our concerns.

Sincerely,



Conrad B. MacKerron
Senior Vice President
As You Sow

Enclosures

- Shareholder Proposal
- Authorization from Craig Ayers
- Granary Foundation cofiling letter and shareholder proposal

WHEREAS: Kraft Food's environmental policy commits to "reducing the environmental impact of our activities and promoting the sustainability of the natural resources upon which we depend..." yet a significant amount of its brand product packaging is not recyclable, and new studies suggest plastic packaging that reaches the ocean is toxic to marine animals and potentially to humans.

Two prominent examples of non-recyclable packaging are Kraft's iconic Capri-Sun and Kool-Aid Jammers juice drinks. Capri-Sun has been sold for more than 30 years in the U.S. market packaged in a laminate and foil pouch that cannot be recycled into new pouches and is rarely collected for recovery. Capri-Sun could be dispensed in recyclable PET plastic or glass bottles, paper cartons or aluminum cans as are Minute Maid, Juicy Juice, Tropicana and other juice drink brands. Using non-recyclable packaging when recyclable alternatives are available wastes enormous amounts of valuable resources such as aluminum that could be recycled virtually endlessly.

An estimated 5 billion units of Capri-Sun are sold worldwide. Many billions of pouches, representing significant amounts of embedded value and energy, lie buried in landfills. Non-recyclable packaging is more likely to be littered and swept into waterways. A recent assessment of marine debris by a panel of the Global Environment Facility concluded that one cause of debris entering oceans is "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold..."

California spends nearly $500 million annually preventing trash, much of it packaging, from polluting beaches, rivers and oceanfront. In the marine environment, plastics break down into small indigestible particles that birds and marine mammals mistake for food.

Further, studies by U.S. Environmental Protection Agency Region 9 suggest a synergistic effect between persistent, bioaccumulative, toxic chemicals and plastic debris. Plastics absorb toxics such as polychlorinated biphenyls and dioxins from water or sediment and transfer them into the marine food web and potentially to human diets, essentially forming a "toxic cocktail" increasing the risk of adverse effects to wildlife and humans. One study of fish from various parts of the North Pacific found one or more plastic chemicals in all fish tested, independent of location and species.

Making all packaging recyclable, if possible, is the first step to reduce the threat posed by ocean debris. Companies who aspire to corporate sustainability yet use these risky materials need to explain why they market non-recyclable packaging instead of recyclable packaging.

RESOLVED: Shareowners of Kraft Foods Group request that the board of directors issue a report at reasonable cost, omitting confidential information, by October 1, 2015 assessing the environmental impacts of continuing to use non-recyclable brand packaging.

Supporting Statement: Proponents believe that the report should include an assessment of the reputational, financial and operational risks associated with continuing to use non-recyclable brand packaging and if possible, goals and a timeline to phase out non-recyclable packaging.

USAA / KRFT

November 7, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 7, 2014, I, Craig Ayers, authorize As You Sow to file or cofile a shareholder resolution on my behalf with Kraft Foods Group Inc. (Kraft), and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I have continuously owned over $2,000 worth of Kraft stock, with voting rights, for over a year. I intend to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention my name related to the resolution; I will alert As You Sow in either case. I confirm that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Craig Ayers


CENTER for RURAL AFFAIRS
GRANARY FOUNDATION

November 12, 2014

ATTN: Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093

Dear Corporate Secretary:

The Granary Foundation is a shareholder of Kraft Foods Group, Inc. and has held over $2,000 of Kraft Foods Group, Inc. (Kraft) stock continuously for over one year. The Granary Foundation intends to continue to hold this stock until after the upcoming Annual Meeting.

I hereby notify Kraft of The Granary Foundation's intention to co-file the enclosed shareholder resolution and submit the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with As You Sow which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,



Brian Depew
Executive Director
The Granary Foundation

Enclosures

145 MAIN STREET, PO BOX 136 | LYONS, NE 68038 | 402.687.2100 | CFRA.ORG

WHEREAS: Kraft Food's environmental policy commits to "reducing the environmental impact of our activities and promoting the sustainability of the natural resources upon which we depend..." yet a significant amount of its brand product packaging is not recyclable, and new studies suggest plastic packaging that reaches the ocean is toxic to marine animals and potentially to humans.

Two prominent examples of non-recyclable packaging are Kraft's iconic Capri-Sun and Kool-Aid Jammers juice drinks. Capri-Sun has been sold for more than 30 years in the U.S. market packaged in a laminate and foil pouch that cannot be recycled into new pouches and is rarely collected for recovery. Capri-Sun could be dispensed in recyclable PET plastic or glass bottles, paper cartons or aluminum cans as are Minute Maid, Juicy Juice, Tropicana and other juice drink brands. Using non-recyclable packaging when recyclable alternatives are available wastes enormous amounts of valuable resources such as aluminum that could be recycled virtually endlessly.

An estimated 5 billion units of Capri-Sun are sold worldwide. Many billions of pouches, representing significant amounts of embedded value and energy, lie buried in landfills. Non-recyclable packaging is more likely to be littered and swept into waterways. A recent assessment of marine debris by a panel of the Global Environment Facility concluded that one cause of debris entering oceans is "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold..."

California spends nearly $500 million annually preventing trash, much of it packaging, from polluting beaches, rivers and oceanfront. In the marine environment, plastics break down into small indigestible particles that birds and marine mammals mistake for food.

Further, studies by U.S. Environmental Protection Agency Region 9 suggest a synergistic effect between persistent, bioaccumulative, toxic chemicals and plastic debris. Plastics absorb toxics such as polychlorinated biphenyls and dioxins from water or sediment and transfer them into the marine food web and potentially to human diets, essentially forming a "toxic cocktail" increasing the risk of adverse effects to wildlife and humans. One study of fish from various parts of the North Pacific found one or more plastic chemicals in all fish tested, independent of location and species.

Making all packaging recyclable, if possible, is the first step to reduce the threat posed by ocean debris. Companies who aspire to corporate sustainability yet use these risky materials need to explain why they market non-recyclable packaging instead of recyclable packaging.

RESOLVED: Shareowners of Kraft Foods Group request that the board of directors issue a report at reasonable cost, omitting confidential information, by October 1, 2015 assessing the environmental impacts of continuing to use non-recyclable brand packaging.

Supporting Statement: Proponents believe that the report should include an assessment of the reputational, financial and operational risks associated with continuing to use non-recyclable brand packaging and if possible, goals and a timeline to phase out non-recyclable packaging.



Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093

VIA FEDERAL EXPRESS

November 17, 2014

Mr. Conrad MacKerron
Senior Vice President, As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Dear Mr. MacKerron:

On November 12, 2014, we received your letter, which included the Rule 14a-8 proposal relating to Kraft's packaging that you are filing on behalf of Craig Ayers. Because this submission involves a matter relating to our 2015 proxy statement, we are sending you this letter under the proxy rules of the Securities Exchange Act of 1934 (the "Exchange Act") to ensure that all applicable requirements are satisfied in connection with your submission.

To be eligible to submit a proposal for inclusion in our proxy statement for our annual meeting of shareholders, Rule 14a-8 of the Exchange Act requires that a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. The proponent must also continue to hold these securities through the date of the meeting. I have attached to this letter a copy of Rule 14-8 setting forth the requirements for submission of a proposal, which includes instructions on proof of ownership. To that end, we are requesting that you provide us with the Mr. Ayers' proof of ownership of Kraft Foods Group stock as required under Rule 14a-8, which you indicated would be provided no later than November 19, 2014.

Please note that all of the required information set forth in this letter and Rule 14a-8 should be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request, and that the company reserves the right to omit the proposal under the applicable provisions of Regulation 14A.

Please let me know if you have any questions.

Very truly yours,

Christopher H. Anderson
Senior Counsel, Securities

cc: Phuong T. Lam, Chief Counsel and Assistant Corporate Secretary, *Kraft Foods Group, Inc.*
Attachments

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification.

A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the

Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Nov. 25, 2014

Kim Rucker
Corporate Secretary
Kraft Foods Group Inc.
Three Lakes Dr.
Northfield, IL 60093

Dear Ms. Rucker:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Craig Ayers, a shareholder of Kraft Foods Group stock. We are writing to provide documentation for the shareholder resolution submitted on November 12, 2014, on behalf of Craig Ayers.

We are enclosing proof of Craig Ayers' ownership of Kraft Foods Group stock.

Sincerely,



Conrad B. MacKerron
Senior Vice President
As You Sow

Enclosures

- Craig Ayers Proof of Ownership

NATIONAL FINANCIAL
Services LLC

499 Washington Blvd.
Newport Office Center
Jersey City, NJ 07310

November 24, 2014

KRAFT FOODS GROUP INC
Three Lakes Drive
Northfield, Illinois 60093

Re: Certification of ownership,
Shareholder's proposal for **KRAFT FOODS GROUP INC.**

To Whom It May Concern:

Please be advised that National Financial Services, LLC currently holds 150 shares of **KRAFT FOODS GROUP INC.** (Cusip 50076Q100) for Mr. William Craig Ayers, of which 150 shares have been continuous held from December 2012 and inclusive of November 12, 2014, the Proposal submission date.

As custodian for Mr. William Craig Ayers, National Financial Services, LLC holds these shares with the Depository Trust Company, under participant code 0226.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Joanne Padarathsingh,
Vice President, Brokerages Operations
National Financial Services, LLC.

joanne.padarathsingh@fmr.com
http://www.nationalfinancial.com/



Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093

VIA FEDERAL EXPRESS

November 17, 2014

Mr. Brian Depew
c/o The Granary Foundation
PO Box 136
Lyons, NE 68038
402-687-2100

Dear Mr. Depew:

On November 12, 2014, we received your letter, which included your Rule 14a-8 proposal that you intend to co-file with As You Sow. Because your submission involves a matter relating to our 2015 proxy statement, we are sending you this letter under the proxy rules of the Securities Exchange Act of 1934 (the "Exchange Act") to ensure that you satisfy all requirements in connection with your submission.

To be eligible to submit a proposal for inclusion in our proxy statement for our annual meeting of shareholders, Rule 14a-8 of the Exchange Act requires that you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must also continue to hold these securities through the date of the meeting. I have attached to this letter a copy of Rule 14-8 setting forth the requirements for submission of a proposal, which includes instructions on proof of ownership.

We understand that you indicated that your proof of ownership would be forthcoming, but we wanted to promptly respond to your letter to request that information. Please note that all of the required information set forth in this letter and Rule 14a-8 should be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request, and that the company reserves the right to omit the proposal under the applicable provisions of Regulation 14A.

Please let me know if you have any questions.

Very truly yours,



Christopher H. Anderson
Senior Counsel, Securities

cc: Phuong T. Lam, Chief Counsel and Assistant Corporate Secretary, *Kraft Foods Group, Inc.*

Attachments

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification.

A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the

Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

 AS YOU SOW

Nov. 18, 2014

Kim Rucker
Corporate Secretary
Kraft Foods Group Inc.
Three Lakes Dr.
Northfield, IL 60093

Dear Ms. Rucker:

We are writing on behalf of Mr. Brian Depew of the Granary Foundation. In your letter dated November 17, 2014, you notified Mr. Depew that he must provide proof that the Granary Foundation was eligible to submit a proposal for inclusion in the 2015 proxy statement under Rule 14a-8 of the Securities Exchange Act of 1934.

Enclosed is proof of ownership of Kraft stock for the Granary Foundation, which we are delivering as a convenience to the Granary Foundation.

Sincerely,

Conrad B. MacKerron
Senior Vice President
As You Sow

Enclosures

- Granary Foundation proof of ownership



RBC Wealth Management

345 California Street
29th Floor
San Francisco, CA 94104-2642

November 13, 2014

ATTN: Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for The Granary Foundation.

We are writing to verify that our books and records reflect that, as of market close on November 12, The Granary Foundation owned 115 shares of Kraft Foods Group, Inc. (Cusip# 50076Q106) representing a market value of approximately $6,607.90 and that, The Granary Foundation has owned such shares since May 30, 2012. We are providing this information at the request of The Granary Foundation in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 415-445-8378.

Sincerely,

Manny Calayag
Vice President - Assistant Complex Manager

From: Rucker, Kim K
Sent: Thursday, November 13, 2014 7:24 PM
To: Lam, Phuong T
Subject: Fwd: ICCR Resolution on Sustainability

Sent from my iPhone

Begin forwarded message:

> **From:** "Herman, Christina" <cherman@omiusa.org>
> **To:** "Rucker, Kim K"
> **Subject: ICCR Resolution on Sustainability**
>
> We are co-filing a resolution with The Province of St Joseph of the Capuchin Order via email. Please see the attached documents, which consist of our filing letter, the Resolution itself, and the letter confirming our ownership of stock sufficient for filing.
>
> Thank you for your attention to this matter.
>
> Yours sincerely,
> Christina Herman
>
> (On behalf of Fr. Seamus P. Finn, OMI)
>
> Christina C Herman
> Associate Director
> Justice, Peace/Integrity of Creation Office
> Missionary Oblates of Mary Immaculate
> 391 Michigan Ave., NE
> Washington, DC 20017
>
> Office: 202.552.3543
> Fax: 202.529.4572
> Email: cherman@omiusa.org
> Website: http://omiusajpic.org


OMI, USA
JPIC

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

November 13, 2014

Kim K. W. Rucker, Executive Vice President, General Counsel and Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, IL 60093
Email: Kim.Rucker@kraftfoods.com

Dear Ms. Rucker:

The Missionary Oblates of Mary Immaculate are a religious Congregation in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility, a coalition of 300 faith-based and socially responsible institutional investors – protestant denominations, Catholic orders, Jewish agencies, pension funds, SRI firms, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $100 billion. We are the beneficial owners of 500 shares in Kraft Foods, which have been held for at least one year. Verification of our ownership of this stock from a DTC participant is enclosed. We plan to hold these shares at least until the annual meeting.

In early November, a small group of ICCR members met with Kraft managers in person in Northfield, with some on the phone. Phuong Lam and Christopher Anderson convened the meeting, which looked at how Kraft is addressing issues around sustainability and childhood nutrition/obesity concerns. The ICCR group left the meeting believing that these managers are doing a commendable job and want to move into best practices. But we have found no evidence that Kraft's top management has publicly shown a serious commitment to address sustainability issues with clear goals and metrics, to ensure the company is making a positive contribution to remedy some of the critical problems we face as a nation regarding climate change.

It is with this in mind that I write to inform you of our intention to co-file the enclosed stockholder resolution with The Province of St. Joseph of the Capuchin Order, for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Also, I authorize the primary filer to withdraw the resolution on our behalf if an agreement is reached.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn o.m.i.

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE ◆ Washington, DC 20017 ◆ Tel: 202-529-4505 ◆ Fax: 202-529-4572
Website: http://omiusajpic.org/

RESOLVED: Shareholders request Kraft Foods Group, Inc. (Kraft) issue a comprehensive sustainability report describing its environmental, social and governance (ESG) performance and goals, including greenhouse gas (GHG) reduction goals. Shareholders request the report be available on the company website by October, 2015, prepared at reasonable cost, omitting proprietary information.

SUPPORTING STATEMENT

Kraft lacks a comprehensive sustainability report of ESG-related corporate policies, practices and metrics that follows guidelines such as those provided by the Global Reporting Initiative (GRI). We believe tracking and reporting ESG business practices makes a company more responsive to a global business environment characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in its products and processes, enhance company-wide communications, and publicize its efforts and receive feedback.

Support for comprehensive sustainability reporting continues to gain momentum:

• In 2013, KPMG found that of 4,100 global companies surveyed seventy-one percent published ESG reports.

• The United Nations Principles for Responsible Investment has more than 1,260 signatories with over $45 trillion of combined assets under management. These members seek ESG-related performance information from companies in order to analyze fully the risks and opportunities associated with existing and potential investments.

• CDP (formerly Carbon Disclosure Project), representing 767 institutional investors globally with approximately $92 trillion in assets, calls for company disclosure on GHG emissions and climate change management programs. Over two thirds of the S&P 500 now report to CDP.

Public disclosure of ESG information enables investors to learn how management is addressing near and long-term risks and opportunities (e.g. operational, reputational, and regulatory).

In addition, as noted in Kraft's recent 10-K, risks to Kraft from the physical impact of a changing climate could affect many parts of Kraft's operations - including threats to raw materials, water supplies, and altering geographical patterns of habitation. In addition, data on occupational safety and health, vendor and labor standards, waste and water reduction targets and product-related environmental impacts are important business considerations. Not managing these issues properly could pose significant regulatory, legal, reputational and financial risks.

Reporting on climate change's impact on relevant portions of Kraft's supply chain is crucial as it is one of the most financially significant environmental issues currently facing investors. We believe no firm is immune to the prospect of future carbon regulations or the physical impacts of climate change.

While sustainability reporting is not yet required in the US, it is increasingly expected by company shareholders and stakeholders. Increasingly, investors are continually monitoring and evaluating the ESG performance of companies alongside financial information. Kraft peers such as Mars, Nestlé and Unilever issue comprehensive sustainability reporting. By implementing this resolution, Kraft can demonstrate that its values, and drive its practices and performance.

We urge you to support this resolution.

 WILMINGTON TRUST

1800 Washington Boulevard,
P.O. Box 1596
Baltimore, MD 21203-1596

November 13, 2014

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 500 shares of Kraft Foods and has owned these shares for at least one year. These shares are held in nominee name in the M & T Banks' account at the Depository Trust Company. M&T Investment Group is an affiliate of M&T Bank, DTC number 0990

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Institutional Administrative Services
410-545-2765

Rcd Nov. 14, 2014

CORPORATE RESPONSIBILITY OFFICE

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
MikeCrosby@aol.com

November 13, 2014

Kim K. W. Rucker, Executive Vice President, General Counsel and Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, IL 60093

Dear Ms. Rucker:

Last week Tuesday, Mr. Dan Nielsen of CBIS and myself met with a fine group of Kraft managers at Northfield convened by Phuong Lam and Christopher Anderson. Some of our other colleagues participated by phone. We met to address how Kraft is addressing issues around sustainability and childhood nutrition/obesity concerns. We left the meeting believing that these managers are doing a commendable job and want to move into best practices. But we found no evidence that Kraft's top management has not publicly shown a serious commitment to address sustainability issues with clear goals and metrics to ensure that it is making a positive contribution to remedy some of the critical problems we face as a nation regarding climate change. Thus this resolution.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Kraft Foods Group, Inc. common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 13, 2014.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of the Kraft Foods Group, Inc. shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

In a follow-up note to our meeting emailed to Ms. Lam and Mr. Anderson, I indicated our belief that the Kraft managers with whom we met have shown good will to address this issue. With this resolution we hope for some clearer movement from Kraft's top executives. We hope that, between now and the proposed printing of the proxy, this movement might be evidenced in a way that would find us withdrawing this resolution.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent

RESOLVED: Shareholders request Kraft Foods Group, Inc. (Kraft) issue a comprehensive sustainability report describing its environmental, social and governance (ESG) performance and goals, including greenhouse gas (GHG) reduction goals. Shareholders request the report be available on the company website by October, 2015, prepared at reasonable cost, omitting proprietary information.

SUPPORTING STATEMENT

Kraft lacks a comprehensive sustainability report of ESG-related corporate policies, practices and metrics that follows guidelines such as those provided by the Global Reporting Initiative (GRI). We believe tracking and reporting ESG business practices makes a company more responsive to a global business environment characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in its products and processes, enhance company-wide communications, and publicize its efforts and receive feedback.

Support for comprehensive sustainability reporting continues to gain momentum:

- In 2013, KPMG found that of 4,100 global companies surveyed seventy-one percent published ESG reports.
- The United Nations Principles for Responsible Investment has more than 1,260 signatories with over $45 trillion of combined assets under management. These members seek ESG-related performance information from companies in order to analyze fully the risks and opportunities associated with existing and potential investments.
- CDP (formerly Carbon Disclosure Project), representing 767 institutional investors globally with approximately $92 trillion in assets, calls for company disclosure on GHG emissions and climate change management programs. Over two thirds of the S&P 500 now report to CDP.

Public disclosure of ESG information enables investors to learn how management is addressing near and long-term risks and opportunities (e.g. operational, reputational, and regulatory).

In addition, as noted in Kraft's recent 10-K, risks to Kraft from the physical impact of a changing climate could affect many parts of Kraft's operations - including threats to raw materials, water supplies, and altering geographical patterns of habitation. In addition, data on occupational safety and health, vendor and labor standards, waste and water reduction targets and product-related environmental impacts are important business considerations. Not managing these issues properly could pose significant regulatory, legal, reputational and financial risks.

Reporting on climate change's impact on relevant portions of Kraft's supply chain is crucial as it is one of the most financially significant environmental issues currently facing investors. We believe no firm is immune to the prospect of future carbon regulations or the physical impacts of climate change.

While sustainability reporting is not yet required in the US, it is increasingly expected by company shareholders and stakeholders. Increasingly, investors are continually monitoring and evaluating the ESG performance of companies alongside financial information. Kraft peers such as Mars, Nestlé and Unilever issue comprehensive sustainability reporting. By implementing this resolution, Kraft can demonstrate that its values, and drive its practices and performance.

We urge you to support this resolution.


charles
SCHWAB

2423 E. Limcoln Drive
Phoenix, AZ 85306

November 13, 2014

Kim K. W. Rucker, Executive Vice President, General Counsel and Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, IL 60093

To Whom It May Concern:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 has held at least $ 2000.00 of Kraft Foods Group, Inc.. common stock for over one year from the date of this letter. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2015 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Jana Tongson
2423 E. Lincoln Drive
Phoenix, AZ 85016
602-355-7674

Rcd. Nov. 14, 2014

Tri-State Coalition
for Responsible Investment

40 South Fullerton Avenue
Montclair, NJ 07042
973-509-8800
Fax: 973-509-8808
E-Mail: info@tricri.org
www.tricri.org

November 13, 2014

Mr. Anthony Vernon
CEO
Kraft Food Groups Inc.
Three Lakes Drive
Northfield, IL 60093

Dear Mr. Vernon,

Please find enclosed a proposal from long-time Kraft Food Groups shareholder, the Sisters of St. Dominic of Caldwell, NJ. Please note an amendment to the cover letter, which indicates verification of ownership of shares will follow. Verification of ownership is enclosed here. Custody of the shares in Kraft held by the Sisters of St. Dominic of Caldwell NJ was transferred from State Street to Morgan Stanley on November 20, 2013. The shares were continuously held through the transfer of custodial obligations. You will find enclosed a letter of verification of ownership for each custodian for their term of custody to verify continuous ownership of the shares.

Please do not hesitate to contact me with any questions.

Sincerely,



Mary Beth Gallagher
Associate Director



Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
pdaly@tricri.org

November 13, 2014

Mr. W. Anthony Vernon
CEO
Kraft Food Groups Inc.
Three Lakes Drive
Northfield, IL 60093

Dear Mr. Vernon:

The Sisters of St. Dominic of Caldwell, NJ have been long-time shareholders in Kraft Foods Group and its predecessor companies. Our Congregation has worked with companies for over twenty five years on various business concerns related to global climate change.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of twenty three (23) shares of Kraft Foods Group, which we intend to hold at least until after the next annual meeting. Verification of ownership will follow.

I am hereby authorized to notify you of our intention to file the attached proposal calling for a sustainability report for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Rev. Michael Crosby OFM Cap of the Province of St. Joseph of the Capuchin Order will serve as the primary contact for these concerns. I look forward to conversation around these concerns.

Sincerely,



Sister Patricia A. Daly, OP
Corporate Responsibility Representative

RESOLVED: Shareholders request Kraft Foods (Kraft) issue a comprehensive sustainability report describing its environmental, social and governance (ESG) performance and goals, including greenhouse gas (GHG) reduction goals. Shareholders request the report be available on the company website by October, 2015, prepared at reasonable cost, omitting proprietary information.

SUPPORTING STATEMENT

Kraft lacks a comprehensive sustainability report of ESG-related corporate policies, practices and metrics that follows guidelines such as those provided by the Global Reporting Initiative (GRI). We believe tracking and reporting ESG business practices makes a company more responsive to a global business environment characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in its products and processes, enhance company-wide communications, and publicize its efforts and receive feedback.

Support for comprehensive sustainability reporting continues to gain momentum:

- In 2013, KPMG found that of 4,100 global companies surveyed seventy-one percent published ESG reports.
- The United Nations Principles for Responsible Investment has more than 1,260 signatories with over $45 trillion of combined assets under management. These members seek ESG-related performance information from companies in order to analyze fully the risks and opportunities associated with existing and potential investments.
- CDP (formerly Carbon Disclosure Project), representing 767 institutional investors globally with approximately $92 trillion in assets, calls for company disclosure on GHG emissions and climate change management programs. Over two thirds of the S&P 500 now report to CDP.

Public disclosure of ESG information enables investors to learn how management is addressing near and long-term risks and opportunities (e.g. operational, reputational, and regulatory).

In addition, as noted in Kraft's recent 10-K, risks to Kraft from the physical impact of a changing climate could affect many parts of Kraft's operations - including threats to raw materials, water supplies, and altering geographical patterns of habitation. In addition, data on occupational safety and health, vendor and labor standards, waste and water reduction targets and product-related environmental impacts are important business considerations. Not managing these issues properly could pose significant regulatory, legal, reputational and financial risks.

Reporting on climate change's impact on relevant portions of Kraft's supply chain is crucial as it is one of the most financially significant environmental issues currently facing investors. We believe no firm is immune to the prospect of future carbon regulations or the physical impacts of climate change.

While sustainability reporting is not yet required in the US, it is increasingly expected by company shareholders and stakeholders. Increasingly, investors are continually monitoring and evaluating the ESG performance of companies alongside financial information. Kraft peers such as Mars, Nestlé and Unilever issue comprehensive sustainability reporting. By implementing this resolution, Kraft can demonstrate that its values, and drive its practices and performance.

We urge you to support this resolution.

Wealth Management
58 South Service Road
Suite 400
Melville, NY 11747
tel 631 755 8800
fax 631 755 8999
toll free 800 477 7522

Morgan Stanley

Letter of Verification of Ownership

November 13, 2014

To Whom it May Concern:

As of and including November 13, 2014, the Sisters of St. Dominic of Caldwell, NJ held, and has continuously held since November 20, 2013 **23 Shares of Kraft Foods Group Inc.** Common Stock. Custody of these shares was transferred from State Street on November 20, 2013, where the stocks had been continuously held. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

Please contact me directly at 631-755-8939 with any questions.

Sincerely,



Robert Conzo, Financial Advisor



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

Letter of Verification of Ownership

11-13-14

To Whom it May Concern:

As of and including 11/20/13 the Sisters of St. Dominic of Caldwell, NJ held, and has held continuously for at least one year, 100 shares of Kraft Food Groups Inc. (Ticker: KRFT). We have transferred custody of this security to Morgan Stanley on the date of 11/20/13.

Please contact me at Jene Quinn with any questions.

Sincerely,

Jene Quinn,
Client Service Manager

Rcd Nov. 14, 2014


MERCY
INVESTMENT
SERVICES, INC

November 13, 2014

Ms. Kim K. W. Rucker
VP, General Counsel & Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, IL 60093

Dear Ms. Rucker,

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas and has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Investment Services, Inc., a long term investor, is currently the beneficial owner of shares of Kraft.

Mercy and our ICCR colleagues met last week to address Kraft's sustainability strategy. We left the meeting believing that while managers are doing a commendable job and want to move into best practices, we found no evidence that Kraft's top management has seriously commitment to address sustainability issues with clear goals and metrics.

Mercy Investment Services, Inc. is co-filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant. The lead filer is the Province of St. Joseph of the Capuchin Order (Midwest Capuchins), who have our permission to withdraw this resolution.

Best regards,

[signature]

Marcela I. Pinilla
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
646.692.3289 | 617.301.0029
mpinilla@sistersofmercy.org
www.mercyinvestmentservices.org

RESOLVED: Shareholders request Kraft Foods Group, Inc. (Kraft) issue a comprehensive sustainability report describing its environmental, social and governance (ESG) performance and goals, including greenhouse gas (GHG) reduction goals. Shareholders request the report be available on the company website by October, 2015, prepared at reasonable cost, omitting proprietary information.

SUPPORTING STATEMENT

Kraft lacks a comprehensive sustainability report of ESG-related corporate policies, practices and metrics that follows guidelines such as those provided by the Global Reporting Initiative (GRI). We believe tracking and reporting ESG business practices makes a company more responsive to a global business environment characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in its products and processes, enhance company-wide communications, and publicize its efforts and receive feedback.

Support for comprehensive sustainability reporting continues to gain momentum:

- In 2013, KPMG found that of 4,100 global companies surveyed seventy-one percent published ESG reports.
- The United Nations Principles for Responsible Investment has more than 1,260 signatories with over $45 trillion of combined assets under management. These members seek ESG-related performance information from companies in order to analyze fully the risks and opportunities associated with existing and potential investments.
- CDP (formerly Carbon Disclosure Project), representing 767 institutional investors globally with approximately $92 trillion in assets, calls for company disclosure on GHG emissions and climate change management programs. Over two thirds of the S&P 500 now report to CDP.

Public disclosure of ESG information enables investors to learn how management is addressing near and long-term risks and opportunities (e.g. operational, reputational, and regulatory).

In addition, as noted in Kraft's recent 10-K, risks to Kraft from the physical impact of a changing climate could affect many parts of Kraft's operations - including threats to raw materials, water supplies, and altering geographical patterns of habitation. In addition, data on occupational safety and health, vendor and labor standards, waste and water reduction targets and product-related environmental impacts are important business considerations. Not managing these issues properly could pose significant regulatory, legal, reputational and financial risks.

Reporting on climate change's impact on relevant portions of Kraft's supply chain is crucial as it is one of the most financially significant environmental issues currently facing investors. We believe no firm is immune to the prospect of future carbon regulations or the physical impacts of climate change.

While sustainability reporting is not yet required in the US, it is increasingly expected by company shareholders and stakeholders. Increasingly, investors are continually monitoring and evaluating the ESG performance of companies alongside financial information. Kraft peers such as Mars, Nestlé and Unilever issue comprehensive sustainability reporting. By implementing this resolution, Kraft can demonstrate that its values, and drive its practices and performance.

We urge you to support this resolution.



BNY MELLON

November 13, 2014

Ms. Kim K. W. Rucker
VP, General Counsel & Corporate Secretary
Kraft Food Group, Inc.
Three Lakes Drive
Northfield, IL 60093

Re: Mercy Investment Services Inc.

Dear Ms. Rucker:

This letter will certify that as of November 13, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 3,693 shares of Kraft Foods Group Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Kraft Foods Group Inc. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,



Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

Rcd Nov. 14, 2014

BNY MELLON

525 William Penn Place
4th Floor
Pittsburgh, PA 15259

November 13, 2014

Kim K. W. Rucker
Executive Vice President, Corporate & Legal Affairs, General Counsel and Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID 954) held 67,770 shares of Kraft Foods Group, Inc., (cusip 50076Q106) as of November 13, 2014 for our client and beneficial owner, Catholic United Investment Trust of which 55,270 shares have been continuously held for over one year by our client.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,



Scott Dembowski
Vice President, BNY Mellon Asset Servicing

Phone: (412) 234-5532
Email: scott.dembowski@bnymellon.com

Rcd Nov. 14, 2014



November 13, 2014

Kim K. W. Rucker
Executive V.P., Corporate & Legal Affairs, General Counsel and Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, IL 60093

Dear Ms. Rucker:

I am writing on behalf of Christian Brothers Investment Services (CBIS), beneficial owner of 55,270 shares of Kraft Foods Group, Inc. I am filing the enclosed shareholder proposal for consideration and action at your 2015 Annual Meeting. In brief, the proposal requests Kraft Foods Group, Inc. to produce a sustainability report. Consistent with Regulation 14A-8 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

CBIS has continuously held Kraft Foods Group, Inc. stock totaling at least $2,000 in market value for at least one year prior to the date of this filing. We will forward proof of ownership under separate cover next week. It is CBIS's intent to maintain ownership of Kraft Foods Group, Inc. stock through the date of the 2015 Annual Meeting.

CBIS is co-filing this proposal with the Province of St. Joseph of the Capuchin Order. They should be considered the primary contact for all matters concerning this proposal. For any issues pertaining to this filing, please contact me at 312-802-4716 or dnielsen@cbisonline.com

Sincerely yours,

Daniel P. Nielsen
Director, Socially Responsible Investing

20 N. Wacker Drive, Suite 2000 Chicago, IL 60606 MAIN 877.550.2247 FAX 312.803.6441 www.cbisonline.com

RESOLVED: Shareholders request Kraft Foods (Kraft) issue a comprehensive sustainability report describing its environmental, social and governance (ESG) performance and goals, including greenhouse gas (GHG) reduction goals. Shareholders request the report be available on the company website by October, 2015, prepared at reasonable cost, omitting proprietary information.

SUPPORTING STATEMENT

Kraft lacks a comprehensive sustainability report of ESG-related corporate policies, practices and metrics that follows guidelines such as those provided by the Global Reporting Initiative (GRI). We believe tracking and reporting ESG business practices makes a company more responsive to a global business environment characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in its products and processes, enhance company-wide communications, and publicize its efforts and receive feedback.

Support for comprehensive sustainability reporting continues to gain momentum:

- In 2013, KPMG found that of 4,100 global companies surveyed seventy-one percent published ESG reports.
- The United Nations Principles for Responsible Investment has more than 1,260 signatories with over $45 trillion of combined assets under management. These members seek ESG-related performance information from companies in order to analyze fully the risks and opportunities associated with existing and potential investments.
- CDP (formerly Carbon Disclosure Project), representing 767 institutional investors globally with approximately $92 trillion in assets, calls for company disclosure on GHG emissions and climate change management programs. Over two thirds of the S&P 500 now report to CDP.

Public disclosure of ESG information enables investors to learn how management is addressing near and long-term risks and opportunities (e.g. operational, reputational, and regulatory).

In addition, as noted in Kraft's recent 10-K, risks to Kraft from the physical impact of a changing climate could affect many parts of Kraft's operations - including threats to raw materials, water supplies, and altering geographical patterns of habitation. In addition, data on occupational safety and health, vendor and labor standards, waste and water reduction targets and product-related environmental impacts are important business considerations. Not managing these issues properly could pose significant regulatory, legal, reputational and financial risks.

Reporting on climate change's impact on relevant portions of Kraft's supply chain is crucial as it is one of the most financially significant environmental issues currently facing investors. We believe no firm is immune to the prospect of future carbon regulations or the physical impacts of climate change.

While sustainability reporting is not yet required in the US, it is increasingly expected by company shareholders and stakeholders. Increasingly, investors are continually monitoring and evaluating the ESG performance of companies alongside financial information. Kraft peers such as Mars, Nestlé and Unilever issue comprehensive sustainability reporting. By implementing this resolution, Kraft can demonstrate that its values, and drive its practices and performance.

We urge you to support this resolution.

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 6, 2014

Kim K. W. Rucker
Executive Vice President, Corporate & Legal Affairs,
General Counsel and Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093

Via United Parcel Service

Re: Shareholder Proposal Submission

Dear Ms. Rucker:

I am writing to you on behalf of the Domini Social Equity Fund, a long-term shareholder in Kraft Foods Group.

We are submitting the attached proposal regarding Kraft's management of forestry related risks for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Fund has held more than $2,000 worth of Kraft shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Kraft shares from our portfolio's custodian is forthcoming under separate cover. A representative of the Fund will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We may be joined by other investors who will be submitting the identical proposal. Please consider us to be the lead filer of the proposal. We strongly believe our proposal is in the best interests of our company and its shareholders. We sincerely hope that Kraft will be interested in engaging in constructive dialogue with us on these issues, and that we would be able to reach agreement to withdraw the proposal. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,



Adam Kanzer
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

Encl.



Sustainable Forestry Report

Whereas:

Kraft Foods Group is one of the largest consumer packaged food and beverage companies in North America, with a diversified line of brands including Oscar Mayer, Lunchables, Athenos and Country Time. Palm oil, soya, sugar, beef and paper are used in a variety of Kraft products. Global demand for these commodities is fueling deforestation and human rights violations, including child and forced labor.

Approximately a third of recorded large-scale land acquisitions globally since 2000 involve investment in cash crops such as sugar cane, palm oil, and soy. Many of these acquisitions involve evicting traditional land holders, through coercion or fraud ("land grabs").

The Consumer Goods Forum, a global industry network, has recognized that "Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation." (Consumer Goods Forum press release, 11/29/10).

Negative impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

CDP asks global corporations to report how their activities and supply chains contribute to deforestation and how those impacts are managed. Kraft has not responded to CDP's forestry survey, which is backed by 240 investors managing $15 trillion.

Kraft discloses little information on how its purchases of palm oil, soya, paper, beef and sugar are impacting forests and human rights, or how the company is managing these risks. Meaningful indicators would include:

- A company-wide policy on deforestation, with reference to the key commodities driving deforestation;
- The percentage of each of these commodity purchases that Kraft has traced back to its source;
- The percentage of these commodity purchases that are sustainably sourced, with goals for each commodity;
- Whether Kraft and its suppliers have adopted a zero tolerance policy on "land grabs";
- Results of supplier audits to verify compliance with Kraft's forestry goals;
- Identification of certification systems and programs that Kraft uses to ensure sustainable sourcing of each of these commodities; and
- An assessment of how Kraft's purchases impact deforestation and human rights, including rural communities' land rights.

Proponent believes Kraft faces reputational and operational risks by failing to adequately disclose its approach to managing deforestation and related risks. Cadbury, a former Kraft brand, faced public controversy over use of palm oil in its Dairy Milk bars in New Zealand. Rainforest Action Network claims Kraft's products are "at high risk of contamination" with palm oil associated with human rights violations (Rainforest Action Network, "Conflict Palm Oil" 9/12/13). Union of Concerned Scientists notes Kraft has made "no commitments" on palm oil (Palm Oil Scorecard).

RESOLVED: Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by December 1, 2015, describing how Kraft is assessing the company's supply chain impact on deforestation and associated human rights issues, and its plans to mitigate these risks.



STATE STREET.

November 6th, 2014

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Kraft Foods Group for more than one year in account 997 at the Depository Trust Company. As of November 6, 2014, State Street held 223 shares, all of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
Kraft Foods Group	223	223

If you have any questions or need additional information, please contact me at 617-662-7482.

Sincerely,

Jeff Saccocia
Assistant Vice President
State Street Global Services



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 11, 2014

Kim K. W. Rucker, EVP, Corporate & Legal Affairs,
General Counsel and Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093

Dear Mr. Rucker:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 10, 2014, Calvert had over $13.5 billion in assets under management.

The Calvert Social Index Fund, Calvert VP S&P 500 Index Portfolio, and Calvert VP Nasdaq 100 Index Portfolio ("Funds") are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held the securities continuously for at least one year, and each Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that Kraft Foods Group, Inc. issue a report describing how Kraft is assessing the company's supply chain impact on deforestation and associated human rights issues, including child and forced labor, and its plans to mitigate these risks. The report should be prepared at a reasonable cost, omit proprietary information, and be made available to shareholders by December 1, 2015.

We understand that Adam Kanzer, Domini Social Investments, Inc. has submitted an identical proposal. Adam Kanzer will be serving as primary contact on matters pertaining to this resolution. He can be reached at (212) 217-1100 (akanzer@domini.com). Calvert recognizes Domini Social Investments, Inc. as the lead filer and Calvert intends to act as a co-sponsor of the resolution. Adam Kanzer has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Adam Kanzer as it relates to the proposal.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Gabriel Thoumi, CFA, at (301) 961-4759, or contact him via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King

Assistant Vice President and Assistant Secretary, The Calvert Fund, Calvert Social Index Series, Inc., and Calvert Variable Products, Inc.,
Assistant Vice President and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text
State Street letter

Cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.
Gabriel Thoumi, CFA, Sr. Sustainability Analyst, Calvert Investment Management, Inc.

Sustainable Forestry Report

Whereas:

Kraft Foods Group is one of the largest consumer packaged food and beverage companies in North America, with a diversified line of brands including Oscar Mayer, Lunchables, Athenos and Country Time. Palm oil, soya, sugar, beef and paper are used in a variety of Kraft products. Global demand for these commodities is fueling deforestation and human rights violations, including child and forced labor.

Approximately a third of recorded large-scale land acquisitions globally since 2000 involve investment in cash crops such as sugar cane, palm oil, and soy. Many of these acquisitions involve evicting traditional land holders, through coercion or fraud ("land grabs").

The Consumer Goods Forum, a global industry network, has recognized that "Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation." (Consumer Goods Forum press release, 11/29/10).

Negative impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

CDP asks global corporations to report how their activities and supply chains contribute to deforestation and how those impacts are managed. Kraft has not responded to CDP's forestry survey, which is backed by 240 investors managing $15 trillion.

Kraft discloses little information on how its purchases of palm oil, soya, paper, beef and sugar are impacting forests and human rights, or how the company is managing these risks. Meaningful indicators would include:

- A company-wide policy on deforestation, with reference to the key commodities driving deforestation;
- The percentage of each of these commodity purchases that Kraft has traced back to its source;
- The percentage of these commodity purchases that are sustainably sourced, with goals for each commodity;
- Whether Kraft and its suppliers have adopted a zero tolerance policy on "land grabs";
- Results of supplier audits to verify compliance with Kraft's forestry goals;
- Identification of certification systems and programs that Kraft uses to ensure sustainable sourcing of each of these commodities; and
- An assessment of how Kraft's purchases impact deforestation and human rights, including rural communities' land rights.

Proponent believes Kraft faces reputational and operational risks by failing to adequately disclose its approach to managing deforestation and related risks. Cadbury, a former Kraft brand, faced public controversy over use of palm oil in its Dairy Milk bars in New Zealand. Rainforest Action Network claims Kraft's products are "at high risk of contamination" with palm oil associated with human rights violations (Rainforest Action Network, "Conflict Palm Oil" 9/12/13). Union of Concerned Scientists notes Kraft has made "no commitments" on palm oil (Palm Oil Scorecard).

RESOLVED: Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by December 1, 2015, describing how Kraft is assessing the company's supply chain impact on deforestation and associated human rights issues, and its plans to mitigate these risks.



STATE STREET.
Serving Institutional Investors Worldwide

November 10, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 7, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of KRAFT FOODS GROUP INC. (Cusip 50076Q106). Also the funds held the amount of shares indicated continuously since 11/5/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 11/7/2014	Shares Held Since 11/5/2013
D872	CALVERT SOCIAL INDEX FUND	50076Q106	KRAFT FOODS GROUP INC.	16,412	13,751
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	50076Q106	KRAFT FOODS GROUP INC.	10,982	10,982
D898	CALVERT VP NASDAQ 100 INDEX PORTFOLIO	50076Q106	KRAFT FOODS GROUP INC.	9,957	9,957

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access


GREEN
CENTURY
FUNDS

November 14, 2014

Kim K.W. Rucker
Executive Vice President, Corporate & Legal Affairs, General Counsel and Corporate Secretary
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093

Via email: phuong.lam@kraftfoods.com; Christopher.Anderson2@Kraftfoods.com

Dear Ms. Rucker:

The Green Century Equity Fund is filing the enclosed updated shareholder resolution, for inclusion in Kraft Foods Group, Inc. (Kraft or the "Company") proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The attached resolution reflects the conversations between Kraft and the lead filer Domini Social Investments.

The Green Century Equity Fund (Green Century) is the beneficial owner of at least $2,000 worth of Kraft stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership, from a DTC participating bank, is attached.

Green Century is the co-filer of this proposal and Domini Social Investments will act as the primary filer. Please direct any correspondence to both parties. For Domini Social Investments, please contact Adam Kanzer at (212) 217-1027, or at akanzer@domini.com. For Green Century, Lucia von Reusner will serve as our point of contact. She may be reached at 617-482-0800, or by email to lvonreusner@greencentury.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Kristina Curtis

Kristina Curtis
President
The Green Century Equity Fund

Enclosures: Resolution Text

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 • Boston, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

Sustainable Forestry Report

Whereas:

Kraft Foods Group is one of the largest consumer packaged food and beverage companies in North America, with a diversified line of brands including Oscar Mayer, Lunchables, Athenos and Country Time. Palm oil, soya, sugar, beef and paper are used in a variety of Kraft products. Global demand for these commodities is fueling deforestation and human rights violations, including child and forced labor.

Approximately a third of recorded large-scale land acquisitions globally since 2000 involve investment in cash crops such as sugar cane, palm oil, and soy. Many of these acquisitions involve evicting traditional land holders, through coercion or fraud ("land grabs").

The Consumer Goods Forum, a global industry network, has recognized that "Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation." (Consumer Goods Forum press release, 11/29/10).

Negative impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

CDP asks global corporations to report how their activities and supply chains contribute to deforestation and how those impacts are managed. Kraft has not responded to CDP's forestry survey, which is backed by 240 investors managing $15 trillion.

Kraft discloses little information on how its purchases of palm oil, soya, paper, beef and sugar are impacting forests and human rights, or how the company is managing these risks. Meaningful indicators would include:

- A company-wide policy on deforestation, with reference to the key commodities driving deforestation;
- The percentage of each of these commodity purchases that Kraft has traced back to its source;
- The percentage of these commodity purchases that are sustainably sourced, with goals for each commodity;
- Whether Kraft and its suppliers have adopted a zero tolerance policy on "land grabs";
- Results of supplier audits to verify compliance with Kraft's forestry goals;
- Identification of certification systems and programs that Kraft uses to ensure sustainable sourcing of each of these commodities; and
- An assessment of how Kraft's purchases impact deforestation and human rights, including rural communities' land rights.

Proponent believes Kraft faces reputational and operational risks by failing to adequately disclose its approach to managing deforestation and related risks. Cadbury, a former Kraft brand, faced public controversy over use of palm oil in its Dairy Milk bars in New Zealand. Rainforest Action Network claims Kraft's products are "at high risk of contamination" with palm oil associated with human rights violations (Rainforest Action Network, "Conflict Palm Oil" 9/12/13). Union of Concerned Scientists notes Kraft has made "no commitments" on palm oil (Palm Oil Scorecard).

RESOLVED: Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by December 1, 2015, describing how Kraft is assessing the company's supply chain impact on deforestation and associated human rights issues, and its plans to mitigate these risks.



STATE STREET.

Tyler Hawley
Officer

Investor Services
1 Iron Street Boston, MA 02210
Mailstop CCB0655
Telephone: 617-662-9588
TKHawley@StateStreet.com

November 14, 2014

Lucia Von Reusner
Shareholder Advocate
Green Century Capital Management, Inc.
Green Century Funds
114 State Street, Suite 200, Boston, MA 02109

Dear Ms. Von-Reusner:

This letter is to confirm that as of November 14, 2014, State Street Bank and Trust Company 0997, a DTC participant, in its capacity as custodian, held 9,502 shares of Kraft Foods Group, Inc. Common Stock on behalf of the Green Century Equity Fund. These shares are held in the Bank's position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in Kraft Foods Group, Inc. Common Stock held by the bank on behalf of the Green Century Equity Fund has been held continuously for a period of more than one year, including the period commencing prior November 14, 2013 and through November 14, 2014. During that year prior to and including November 14, 2014 the holdings continuously exceeded $2,000 in market value.

If you have any further questions or need additional information, please contact me at (617) 662-9588.

Sincerely,



Tyler Hawley
Officer